Exhibit 2.1

ARRANGEMENT AGREEMENT

among

TILRAY, INC.

- and -

HIGH PARK GARDENS INC.

- and -

NATURA NATURALS HOLDINGS INC.

Dated January 21, 2019

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3.19	Real Property Generally	33
3.20	Personal Property	34
3.21	Intellectual Property	34
3.22	Privacy	35
3.23	Tax Matters	35
3.24	Environmental Matters	38
3.25	Business Employees and Directors	39
3.26	Employment Matters	39
3.27	Employee Benefit Matters	40
3.28	Insurance	41
3.29	Affiliate Transactions	42
3.30	Bank Accounts; Powers of Attorney; Directors and Officers	42
3.31	Insolvency	42
3.32	No Broker	42
3.33	Competition Act	42

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF TILRAY		42

4.1	Organization	43
4.2	Authorization	43
4.3	No Conflicts; Required Consents	43
4.4	Capitalization	43
4.5	Public Record	44
4.6	Certificates	44
4.7	Due Issuance	44
4.8	Investment Canada Act	44
4.9	No Orders	44
4.10	No Broker	45

ARTICLE 5 COVENANTS		45

5.1	Interim Operations	45
5.2	Access to Information	47
5.3	Notice of Certain Events	47
5.4	Efforts	48
5.6	Superior Proposal	49
5.7	Notice of Superior Proposal	50
5.8	Confidentiality	51
5.9	Filings	52
5.10	Further Assurances	53
5.11	Employment and Employee Benefits Matters	53

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5.12	Tax Matters	53
5.13	Insurance Policies	54
5.14	Reporting Issuer Status	54
5.15	Listing of Tilray Shares	54

ARTICLE 6 CONDITIONS PRECEDENT		54

6.1	Conditions to the Obligations of the Parties	54
6.2	Conditions to the Obligations of the Company	55
6.3	Conditions to the Obligations of Tilray	56
6.4	Satisfaction of Conditions	57

ARTICLE 7 TERMINATION		57

7.1	Grounds for Termination	57
7.2	Notice of Termination	59
7.3	Effect of Termination	59
7.4	Termination Fee	59
7.5	Liquidated Damages	60

ARTICLE 8 GENERAL PROVISIONS		60

8.1	Arbitration	60
8.2	Notices	62
8.3	Shareholder Representative	63
8.4	Counterparts	65
8.5	Amendments and Waivers	65
8.6	Severability	65
8.7	Assignment; Successors and Assigns	65
8.8	No Third Party Beneficiaries	65
8.9	Governing Law	66
8.10	Specific Performance	66
8.11	Interpretation; Absence of Presumption	66
8.12	Disclosure	67
8.13	Entire Agreement	67

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AGREEMENT

ARRANGEMENT AGREEMENT (the “Agreement”), dated January 21, 2019, among: (i) Tilray, Inc. (“Tilray”); (ii) High Park Gardens Inc. (“Tilray Subco”); (iii) Natura Naturals Holdings Inc. (the “Company” or “Natura”); BDO Canada LLP (“Tax Representative”) and Alexander C. Logie (“Shareholder Representative”)

WHEREAS Tilray, through Tilray Subco, wishes to acquire all of the outstanding securities of the Company in exchange for the Cash Consideration, the Payment Shares and the Contingent Payments (each, as defined herein) by way of an arrangement under the provisions of the OBCA upon the terms and conditions set forth herein.

WHEREAS Tilray has entered into the Natura Voting Agreements with certain of the Natura Supporting Shareholders, pursuant to which, among other things, such Natura Shareholders have agreed, subject to the terms and conditions thereof, to vote the Natura Shares held by them in favour of the Arrangement Resolution.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions.

For purposes of this Agreement, the following terms will have the following meanings:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) pursuant to the Act.

“Acquisition Proposal” means any direct or indirect merger, consolidation, sale or transfer of assets that individually or in the aggregate constitute 20% or more of the consolidated assets of the Company and its subsidiary, taken as a whole, or which contributed 20% or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole, sale or transfer of 20% or more of the voting or equity securities of the Company, take over bid, plan of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution, business combination or other similar transaction involving the Company or any subsidiary thereof, or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Contemplated Transactions or which would or could reasonably be expected to materially reduce the benefit to Tilray under this Agreement or the Arrangement.

“Act” means the Controlled Drugs and Substances Act (Canada).

“Action” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) pending or threatened or commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including: (i) in the case of Tilray after the Closing, Tilray Subco and each subsidiary thereof; and (ii) in the case of a natural Person, any trust maintained for the benefit of such natural Person or such natural Person’s spouse or descendants (whether natural or adopted). For purposes of this Agreement, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Laws” means, with respect to any Person, any law (statutory, common or otherwise), rule, regulation, ordinance, order, injunction, judgment, award, decree, permit or determination of (or agreement with) a Governmental Authority, in each case binding on that Person or any of its assets or properties, including any stock exchange requirements and requirements under the ACMPR.

“Arrangement” means the arrangement pursuant to Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Tilray or the Company, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Natura Shareholders approving the Plan of Arrangement, which is to be considered at the Natura Meeting and shall be substantially in the form of Exhibit B hereto.

“Arbitrator” has the meaning specified in Section 8.1.1.1.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the OBCA after the Final Order is made, which shall be in form and substance satisfactory to the Company and Tilray, each acting reasonably.

“associate” has the meaning given to such term in the Securities Act (Ontario).

“Audited Financial Statements” means the financial statements of the Company for the nine months ended December 31, 2017 and the fiscal years ended March 31, 2017 and 2016, and April 1, 2015 (balance sheet only for the fiscal year ended April 1, 2015), in each case, except the last, consisting of a balance sheet and the accompanying statements of profit and loss, retained earnings and changes in financial position for the year then ended and all notes to them, together with a report of the auditors, Deloitte LLP.

“Books and Records” has the meaning specified in Section 3.2.

“Broker Fees” means the fees payable to (i) AltaCorp Capital Inc. (“AltaCorp”) pursuant to the letter agreement dated October 23, 2018 between the Company and AltaCorp plus an amount equal to all expenses and Harmonized Sales Taxes or other sales taxes to which AltaCorp is entitled to reimbursement thereunder and (ii) Canaccord Genuity Corp. (“Canaccord”) pursuant to the letter agreement dated November 19, 2018 between the Company and Canaccord plus an amount equal to all expenses and Harmonized Sales Taxes or other sales taxes to which Canaccord is entitled to reimbursement thereunder, the whole as more particularly set forth in Section 3.32 of the Disclosure Schedule.

“Business” means the business carried on by the Company and its subsidiaries as of the date of this Agreement and as of the Effective Date, being, the business of owning and operating a facility to conduct activities with Cannabis including research, product development and cultivation of Cannabis.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the Provinces of Ontario and British Columbia are authorized or required by Applicable Laws to be closed.

“Business Employees” means the employees of the Company or any subsidiary thereof as of the date of this Agreement or the Effective Date, as applicable.

“Calculation Date” means February 14, 2019 or, if the Effective Date is after February 15, 2019, the day immediately preceding the Effective Date, unless otherwise agreed to in writing by the Company, Tilray and Tilray Subco.

“Cannabis” means the substances currently set out in Schedule II of the Act, noting that such substances may be amended or replaced by Applicable Laws at which point “Cannabis” will mean the substances set out in the Applicable Laws.

“Cash Consideration” means $14,600,000, in the aggregate, plus the adjustment, if any, determined in accordance with Section 2.9.4.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to section 183(2) of the OBCA.

“Closing” means the completion of the Contemplated Transactions on the Effective Date.

“Closing Working Capital” means the Working Capital as of the close of business on the Calculation Date.

“Company Securities” has the meaning specified in Section 3.4.3.

“Consultation Period” has the meaning specified in Section 8.1.1.1.

“Contemplated Transactions” means collectively, the Arrangement (as set forth in the Plan of Arrangement) and all agreed transactions undertaken by the Parties in connection therewith.

“Contingent Payments” means the Tilray Shares issuable in accordance with the Contingent Promissory Notes.

“Contingent Promissory Notes” means the contingent promissory notes containing substantially the terms set forth in Annex 3 hereto.

“Contract” means any contract, agreement, policy, lease, commitment, understanding or arrangement, whether written or oral to which a Party or any Affiliate thereof is a party, or is bound or affected by, or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“D&O Lock-up Agreements” means the lock-up agreements entered into between Tilray and each of the directors and officers of Natura restricting the resale of the Payment Shares on the terms set out therein.

“Damages” means any and all damages, losses, Liabilities, costs and expenses (including expenses of investigation and reasonable fees and expenses of counsel and other professionals retained in connection with any Action) paid or payable by a party.

“Depositary” means Computershare Investor Services Inc.

“Director” means the director appointed under the OBCA.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date of this Agreement. The Disclosure Schedule will be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 3. The Parties agree that an item disclosed in one section or subsection of the Disclosure Schedule will apply only with respect to the indicated section or subsection, except to the extent that it is reasonably apparent on the face of the disclosure that such disclosure is also applicable to another section or subsection of the Disclosure Schedule.

“Dispute” has the meaning specified in Section 8.1.1.

“Dissent Rights” means the rights of dissent exercisable by the Natura Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Effective Date” means the effective date of the Arrangement, as established by the date shown on the Certificate of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Benefit Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former directors, officers or employees of the Company or any subsidiary thereof, including those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, supplemental workers’ compensation, life insurance, death, disability, severance, legal services, sickness or accident benefits; (ii) pension, profit sharing, bonus, stock bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, retirement or supplemental retirement benefits; or (iii) salary continuation, unemployment, supplemental unemployment, supplemental severance, supplemental termination pay, change-in-control, supplemental vacation or holiday benefits, (w) that is maintained or contributed to by the Company or any subsidiary thereof, (x) that the Company or any subsidiary thereof has committed to implement, establish, adopt or contribute to in the future, (y) for which the Company or any subsidiary thereof is or may be financially liable as a result of the direct sponsor’s affiliation with the Company, any subsidiary thereof or the Company’s shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Employee Benefit Plan is not maintained by the Company or any subsidiary thereof for the benefit of its employees or former employees) or (z) for or with respect to which the Company or any subsidiary thereof is or may become liable under any common law successor doctrine, express successor liability provisions of Applicable Laws, provisions of a collective bargaining agreement or agreement with a predecessor employer; provided, however, that “Employee Benefit Plan” does not include: (i) any arrangement that has been terminated and completely wound up prior to the date of this

Agreement and for which the Company or any subsidiary thereof does not have any present or potential Liability; (ii) the Canada Pension Plan and Regulations, the Employment Insurance Act and Regulations (Canada), any provincial health plan for employees and any workers’ compensation insurance plan provided pursuant to Applicable Laws.

“Enforceability Limitations” means limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally or general principles of equity.

“Environmental Law” means any Applicable Laws relating to environmental contamination, exposure to Hazardous Materials, the protection of the environment or the protection of human health and safety as it relates to the environment, but in each case, excluding any Applicable Laws relating to product liability.

“Excluded Taxes” means: (i) Taxes imposed on or payable by the Company or any subsidiary thereof, or for which the Company or any subsidiary thereof otherwise may be liable, for any Pre-Closing Period, or arising as a result of a change in a Tax accounting method or practice required under Applicable Laws to be made by Tilray after the Effective Date; (ii) Taxes resulting from any breach of or inaccuracy in any representation or warranty contained in Section 3.23; and (iii) Taxes for any Pre-Closing Period resulting from any re-assessment or Tax Contest by any Governmental Authority relating to any federal or provincial Scientific Research and Development Tax credits, deductions and/or refunds claimed or received by the Company or any subsidiary thereof, irrespective of whether Tilray or the Company, or any subsidiary thereof, elects to appeal, object to or contest the imposition of any such Taxes (provided, however, that if Tilray or the Company, or any subsidiary thereof, successfully appeals the imposition of all or a portion of such Taxes.

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Tilray and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Financial Statements” means the Audited Financial Statements and Interim Financial Statements.

“Foreign Subject Entity” means any Person engaging in activities related to the cultivation, distribution, possession, marketing or sale of Cannabis in any country other than Canada.

“Fraud Claim” means any claim against any one or more of the Parties resulting from, in respect of, connected with, arising out of, under, or pursuant to fraud or fraudulent misrepresentation, intentional misrepresentation, willful or wrongful breach or criminal conduct by such Person or Persons.

“GAAP” means generally accepted accounting principles as set forth in the CPA Canada Handbook—Accounting for an entity that prepares its financial statements in accordance with Canadian accounting standards for private enterprises, at the relevant time applied on a consistent basis.

“Governmental Authority” means any foreign, federal, state, provincial, federal, local or other government, taxing, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body with competent jurisdiction.

“Hazardous Material” means: (i) any solid, liquid, gaseous or radioactive substance which, when it enters a premise, exists in the premise or is present in the water supplied to the premise, or released into the environment from the premise that is likely to cause material harm or degradation to any property or the environment or to any Person; (ii) any pollutants, contaminants, hazardous waste or other noxious substances; and (iii) any substance declared at any time by any Governmental Authority to be hazardous under any Environmental Law.

“Holdback Amount” means an amount equal to $300,000 in cash.

“Indebtedness” means, without duplication, any of the following indebtedness of the Company or any subsidiary thereof: (i) indebtedness or guarantees for borrowed money, including all indebtedness of others guaranteed by the Company or any subsidiary thereof; (ii) all Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities (including any debentures or notes that are convertible into any equity interests in the Company or any subsidiary thereof); (iii) all Liabilities under or in connection with letters of credit relating to indebtedness (including all intercompany Liabilities owing between and among the Company and its subsidiaries and affiliates) or bankers’ acceptances or similar items; (iv) any obligation to pay the deferred purchase price for property or services; (v) all Liabilities arising from cash or book overdrafts; (vi) all Liabilities with respect to credit cards that are 30 days or more past due; (vii) all Liabilities under capitalized leases; (viii) all Liabilities under conditional sale or other title retention agreements; (ix) all Liabilities related to deferred revenue (including long-term deferred revenue) or for customer rebates, advances, prepayments, and deposits; (x) all Liabilities with respect to Natura Shareholder advances or any other advances made to the Company or any subsidiary thereof; (xi) any deferred purchase price Liabilities related to past acquisitions; (xii) all Liabilities of the Company or any subsidiary thereof in respect of any bonuses, commissions, or other discretionary payments, including any pro rata amounts earned, accrued, or unpaid for the current fiscal year, and any Taxes imposed with respect to any such payments to Business Employees of the Company or any subsidiary thereof; (xiii) any obligations under severance agreements, stay bonuses, deferred compensation payments (including any referral commissions payable), incentive bonuses and equity incentive programs (relating to the sale of the Company), termination and change of control arrangements and similar obligations that are owed to any Person that will be triggered, in part or in whole, either automatically or with the passage of time, by the completion of the Contemplated Transactions (including any amounts payable to offset any excise Taxes imposed thereon and any related income Taxes), and any Taxes imposed with respect to any such payments to Business Employees of the Company or any subsidiary thereof; (xiv) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including prepayment penalties, termination fees, reimbursements, indemnities, letters of credit and bankers’ acceptances and consent fees, “breakage” costs, “break fees” or similar payments or contractual charges incurred by the Company, any subsidiary thereof in connection with the Contemplated Transactions, which would be payable if such indebtedness were paid in full as of the Effective Date; and (xiii) all unpaid legal and other advisory fees and expenses incurred in connection with any prior potential sale or other transaction (but specifically excluding the Transaction Expenses).

“Indemnity, Expense Reimbursement and Lock-up Agreement” means the Indemnity, Expense Reimbursement and Lock-up Agreements dated the date hereof among Tilray, Tilray Subco and each of the Indemnifying Shareholders.

“Indemnifying Shareholders” means the Estate of Claudio Mastronardi, Claudio Mastronardi Holdings Ltd. and MCM Acres Sales Ltd.

“Intellectual Property” means, collectively, all rights in or affecting intellectual or industrial property or other proprietary rights existing in any jurisdiction, including with respect to the following: (i) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (ii) trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship, “moral” rights and mask work rights; (iv) domain names, uniform resource locators and social media accounts or handles, including applications and registrations thereof; (v) telephone numbers; (vi) Trade Secrets; and (vii) the right to file applications and obtain registrations for any of the foregoing, as applicable.

“Interested Person” means any present or former officer, director, shareholder or employee of the Company or any subsidiary of the Company or any Person with which the Company or any subsidiary of the Company or any of the foregoing does not deal at arm’s length within the meaning of the Tax Act;

“Interim Financial Statements” means the unaudited financial statements of the Company for the nine month period ended September 30, 2018 consisting of a balance sheet and the accompanying statements of profit and loss, retained earnings and changes in financial position for the period then ended and all notes (if any) to them.

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the Natura Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of Tilray and the Company, each acting reasonably).

“Issue Price” means the issue price per Tilray Share which shall be equal to the greater of: (i) the 10 day volume-weighted average price of the Tilray Shares on the NASDAQ for the 10 consecutive trading day period ending on the sixth trading day immediately following the date of this Agreement, and (ii) the lowest price permitted by the NASDAQ, in either case converted into Canadian dollars at the daily average exchange rate published by the Bank of Canada for the last day of such 10 consecutive trading day period.

“Knowledge of the Company” means the actual knowledge of the directors and officers of the Company or the knowledge, which after due enquiry and reviewing this Agreement, ought to have come to the attention of such Persons.

“Leased Property” means premises other than Owned Real Property which are leased, subleased, licensed, used or occupied by the Company, including those listed or described in Section 3.17 of the Disclosure Schedule, and the interest of the Company in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other appurtenances situated on or forming part of those premises.

“Leases” means the real property leases or other rights of occupancy relating to real property to which the Company is a party or under which it has rights or obligations, whether as lessor or lessee, including those listed or described in Section 3.17 of the Disclosure Schedule.

“Letter of Intent” means the letter of intent between the Company and Tilray dated January 2, 2019.

“Liability” or “Liabilities” as the context requires means any liability, debt, obligation or commitment of any nature whatsoever (whether direct or indirect, accrued or unaccrued, absolute or contingent, or matured or unmatured), including any arising under any Applicable Laws, License, Action or Contract.

“License” means any license, permit, consent, approval, certification or other authorization of any Governmental Authority.

“Lien” means, with respect to any asset or property, any lien, mortgage, pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset or property.

“Material Contracts” has the meaning specified in Section 3.11.1.

“Mailing Deadline” has the meaning specified in Section 2.1.4.1.

“Meeting Deadline” has the meaning specified in Section 2.1.3.1.

“Misrepresentation” means an untrue statement of a material fact, an omission to state a material fact required to be stated or an omission to state a material fact that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“NASDAQ” means the Nasdaq Global Select Market.

“Natura Circular” means the management information circular of the Company to be provided to the holders of Natura Shares in respect of the Arrangement and the other matters (if any) to be considered at the Natura Meeting.

“Natura Convertible Debentures” means the outstanding unsecured convertible debentures of the Company with an aggregate principal amount of $4.44 million outstanding as at the date hereof (including, for certainty, the Natura Series A Convertible Debentures), but excluding, for certainty, the outstanding convertible debentures of the Company with a principal amount of $3 million owned by Tilray or its affiliates issued on or about January 4, 2019.

“Natura Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the Business or condition (financial or otherwise), assets, liabilities, operations, earnings or prospects of the Company, any subsidiary of the Company or results of the Business taken as a whole; provided, however, that none of the following, and no Effect resulting from or arising out of the following, shall constitute or be taken into account in determining whether a Natura Material Adverse Effect has occurred: (i) acts of war (whether or not declared), hostilities, military actions or acts of terrorism; (ii) acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, floods or other natural disasters); (iii) any changes affecting the Canadian cannabis industry generally; (iv) any change in the market price of cannabis; (v) any change in Applicable Laws; or (vi) general economic, financial, currency exchange, security or commodity market conditions in Canada or the United States; provided, however, that with respect to clauses (iii), (iv), (v) or (vi), such Effect does not relate primarily to Natura and its subsidiaries, taken as a whole, or does not have a disproportionate effect on Natura or its subsidiaries, taken as a whole, compared to other companies of similar size operating in the cannabis industry.

“Natura Meeting” means the special meeting of the holders of Natura Shares, including any adjournment or postponement thereof, for the purpose of, among other things, considering and, if thought fit, approving the Arrangement Resolution.

“Natura Options” means the options of the Company of which as of the date of this Agreement 800,000 options remain issued and outstanding and are exercisable to purchase Natura Shares.

“Natura Option Holders” means holders of Natura Options.

“Natura Series A Convertible Debentures” means the outstanding unsecured convertible debentures of the Company issued on or about October 15, 2018 and due October 15, 2019 with an aggregate principal amount of $3.205 million outstanding as at the date hereof.

“Natura Shareholders” means the registered holders of Natura Shares, which (i) as of the date of this Agreement, mean the holders set out in Annex 1 hereof, and (ii) at the time immediately prior to the Effective Time.

“Natura Shares” means the common shares of the Company (including, following the exercise or conversion, as applicable, of any Natura Warrants, Natura Options or any of the Natura Convertible Debentures in connection with the Contemplated Transactions).

“Natura Supporting Shareholders” means the Estate of Claudio Mastronardi and Claudio Mastronardi Holdings Ltd., Michellino Mastronardi, 2632956 Ontario Ltd., Craig Boyer and the directors and officers of Natura.

“Natura Voting Agreements” means the voting agreements (including all amendments thereto) between Tilray and the Natura Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Natura Shares in favour of the Arrangement Resolution.

“Natura Warrant Holders” means the holders of Natura Warrants, which as of the date of this Agreement, means the holders of Natura Warrants set out in Annex 2 hereof.

“Natura Warrants” means the share purchase warrants of the Company of which as of the date of this Agreement 10,528,201 share purchase warrants remain issued and outstanding.

“NI 51-102” has the meaning specified in Section 8.12.2.

“Notice” has the meaning specified in Section 8.2.

“OBCA” means the Business Corporations Act (Ontario).

“Order” means any order, directive, judgment, decree, award or writ of any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the relevant Person as the context requires, taking into account actions taken in connection with such Person’s pursuit and implementation of the Contemplated Transactions.

“Organizational Documents” means, as applicable, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company; (v) any charter, indenture or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vi) any amendment to any of the foregoing.

“Outside Date” has the meaning specified in Section 7.1.9.

“Owned Real Property” means the Talbot Property and the real property owned by the Company, including that listed or described in Section 3.18 of the Disclosure Schedule, and includes all plants, buildings, structures, erections, improvements, appurtenances and fixtures situated on or forming part of that property.

“Party” means a party to this Agreement, and “Parties” means all of the parties to this Agreement.

“Payment Shares” means, in the aggregate, that number of Tilray Shares determined by dividing $20,000,000 by the Issue Price.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Personal Information” means any information in the possession or under the control of the Company or any subsidiary thereof about an identifiable individual.

“Plan of Arrangement” means the plan of arrangement substantially in the form of Exhibit A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or Final Order with the consent of Tilray and the Company, each acting reasonably.

“Pre-Closing Period” means any taxable period ending on or before the Effective Date and the portion of the Straddle Period ending on and including the Effective Date.

“Prime Rate” for any day means the prime rate of interest expressed as a rate per annum that the Bank of Montreal establishes as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which it refers to as the prime rate.

“Pro Rata Share” means, in respect to each Natura Shareholder, the quotient, expressed as a percentage, which is obtained when the number of Natura Shares owned by the Natura Shareholder is divided by the aggregate number of Natura Shares held by all of the Natura Shareholders.

“Remedial Action” means any action required by any Governmental Authority or Environmental Law to clean up, remove, treat or in any other way address any Hazardous Materials.

“Representation and Warranty Insurance Policy” means a buyer-side representation and warranty insurance policy to be purchased from Euclid Transactional, LLC with an aggregate policy limit of $15,000,000.

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101, System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com.

“Shareholder Representative” means Alexander C. Logie.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Solicit” means any direct or indirect communication of any kind whatsoever that invites, advises, encourages or requests any Person, in any manner, to take or refrain from taking any action.

“Straddle Period” means any taxable year or period beginning on or before the Effective Date and ending after the Effective Date.

“subsidiary” has the meaning ascribed to such term in the OBCA.

“Superior Proposal” means an unsolicited Acquisition Proposal that is made after the date of this Agreement, that relates to the acquisition of all or substantially all of the assets of Natura (on a consolidated basis) or 100% of the issued and outstanding Natura Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective Affiliates, whether by way of a single or multistep transaction or a series of related transactions, that (i) complies with securities laws in all material respects; (ii) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including, required shareholder approvals and minimum tender requirements) and the Person making such proposal but for this purpose of determining if there is a Superior Proposal, the existence of the Natura Voting Agreements shall be disregarded; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the board of directors of the Company, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (iv) which is not subject to a due diligence and/or access condition; (v) did not result from a breach of this Agreement; (vi) is made to all Natura Shareholders on the same terms and conditions; and (vi) the board of directors of the Company determines in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, that such Acquisition Proposal would, if consummated in accordance with its terms, but not assuming away risk of non-completion, result in a transaction which is more favourable to the Natura Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Tilray).

“Talbot Property” means the real property municipally known as 279 Talbot Street West, Leamington, Ontario (PIN 75135-0580).

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in paragraph (i); above or this paragraph (ii); (iii) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“Tax Act” means the Income Tax Act (Canada).

“Tax Affiliate” means any Person that is or at any time was a member of an affiliated, combined or unitary group of which the Company, or any subsidiary thereof, is or at any time was a member.

“Tax Benefit” means any refund, credit or other reduction in Tax payments otherwise required.

“Tax Contest” means any audit, investigation, claim, challenge, dispute or controversy relating to Taxes.

“Tax Representative” means BDO Canada LLP, principally represented by Ferruccio Da Sacco.

“Tax Returns” means all returns, reports and other documents of every nature (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with any Governmental Authority relating to Taxes.

“Termination Date” has the meaning specified in Section 5.1.1.

“Termination Fee” means $2,100,000.

“Tilray Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business of Tilray or condition (financial or otherwise), assets, liabilities, operations or earnings of Tilray, any subsidiary of Tilray, or results of the business of Tilray taken as a whole; provided, however, that, none of the following, and no Effect resulting from or arising out of the following, shall constitute or be taken into account in determining whether an Tilray Material Adverse Effect has occurred: (i) acts of war (whether or not declared), hostilities, military actions or acts of terrorism; (ii) acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, floods or other natural disasters); (iii) any change in the market price of the Tilray Shares; (iv) any changes affecting the Canadian cannabis industry generally; (v) any change in the market price of cannabis; (vi) any change in Applicable Laws; or (vii) general economic, financial, currency exchange, security or commodity market conditions in Canada or the United States; provided, however, that with respect to clauses (iv), (v), (vi) or (vii), such Effect does not relate primarily to Tilray and its subsidiaries, taken as a whole, or does not have a disproportionate effect on Tilray or its subsidiaries, taken as a whole, compared to other companies of similar size operating in the cannabis industry.

“Tilray’s Public Disclosure Record” means all information, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by Tilray with any securities regulatory authority since June 19, 2018 that are available to the public on SEDAR.

“Tilray Shares” means the shares of Class 2 Common Stock, par value US$0.0001 per share, common shares of Tilray.

“Trade Secrets” means information and know-how: (i) not generally known to the public; (ii) that has economic value because such information and know-how is not generally known; and (iii) has been kept confidential as a result of efforts to prevent the information and know-how from becoming generally known.

“Transaction Expenses” means the aggregate of all expenses incurred by the Company and its subsidiaries in connection with the Contemplated Transactions (excluding any such costs incurred personally by a Natura Shareholder), but excluding any amounts incurred by the Natura Shareholders, including the Reimbursed Expenses (as defined in the Indemnity, Expense Reimbursement and Lock-Up Agreement).

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Working Capital” means: (i) the sum of cash, accounts receivable and prepaid expenses; less (ii) the sum of accounts payable, accrued expenses and $200,000 of Transaction Expenses, of the Company on a consolidated basis.

“Working Capital Statement” has the meaning specified in Section 2.9.1.

“Working Capital Target” means an amount equal to $(3,895,000) or if the Effective Date occurs after February 15, 2019, such other amount as may be agreed to in writing by the Company, Tilray and Tilray Subco after negotiating in good faith.

1.2	Annexes and Exhibits.

The following Annexes and Exhibits form an integral part of this Agreement:

ANNEXES

Annex 1	Natura Shareholders

Annex 2	Natura Warrant Holders

Annex 3	Contingent Payments

EXHIBITS

Exhibit A	Plan of Arrangement

Exhibit B	Arrangement Resolution

ARTICLE 2

ARRANGEMENT

2.1	Arrangement.

2.1.1 The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.1.2 As soon as reasonably practicable following the execution and delivery of this Agreement, and in any event in sufficient time to hold the Natura Meeting in accordance with Section 2.1.3, the Company shall apply to the Court in a manner acceptable to Tilray, acting reasonably, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

2.1.2.1 for the class of persons to whom notice is to be provided in respect of the Arrangement and the Natura Meeting and for the manner in which such notice is to be provided;

2.1.2.2 for confirmation of the record date for the Natura Meeting referred to in Section 2.1.3;

2.1.2.3 that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Natura Shareholders present in person or by proxy at the Natura Meeting and voting as a single class (with each holder of Natura Shares on the record date being entitled to one vote for each Natura Share held) (the “Natura Shareholder Approval”);

2.1.2.4 that, in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Natura Meeting;

2.1.2.5 for the grant of Dissent Rights to the Natura Shareholders;

2.1.2.6 for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

2.1.2.7 that the Natura Meeting may be adjourned or postponed from time to time by management of the Company, subject to the terms of this Agreement, without the need for additional approval of the Court;

2.1.2.8 that the record date for Natura Shareholders entitled to notice of and to vote at the Natura Meeting will not change in respect of any adjournment(s) or postponement(s) of the Natura Meeting; and

2.1.2.9 for such other matters as Tilray may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

2.1.3 Subject to the terms of this Agreement:

2.1.3.1 the Company will call and hold the Natura Meeting in accordance with the Interim Order. The Company agrees that it shall, in consultation with Tilray, fix and publish a record date for the purposes of determining the Natura Shareholders entitled to receive notice of and vote at the Natura Meeting in accordance with the Interim Order. The Company will convene and conduct the Natura Meeting on or before February 19, 2019 (the “Meeting Deadline”);

2.1.3.2 subject to Section 5.7.4, except as required for quorum proposes or as required by Applicable Law or otherwise permitted under this Agreement, Natura shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Natura Meeting without Tilray’s prior consent, which consent shall not be unreasonably withheld;

2.1.3.3 the Company will advise Tilray as Tilray may reasonably request, and at least on a daily basis on each of the last five Business days prior to the date of the Natura Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution; and

2.1.3.4 the Company will promptly advise Tilray of any written notice of dissent or purported exercise by any Natura Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Natura Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

2.1.4

2.1.4.1 As promptly as reasonably practicable following execution of this Agreement, and in any case prior to the close of business on February 9, 2019 (the “Mailing Deadline”), the Company shall prepare and mail the Natura Circular in accordance with Applicable Law and the Interim Order, together with any other documents required by Applicable Laws in connection with the Natura Meeting, to the Natura Shareholders as of the record date. The Company will ensure that the Natura Circular complies in all material respects with Applicable Laws and the Interim Order, does not contain any misrepresentation, and provides the Natura Shareholders as of the record date with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Natura Meeting.

2.1.4.2 If the Company provides a Superior Proposal Notice prior to the mailing of the Natura Circular, then unless the parties agree otherwise, the Mailing Deadline will be extended until the date that is ten calendar days following the earlier of either (i) written notification for the Company to Tilray that the board of directors of the Company has determined that the Acquisition Proposal in respect of the Company or its subsidiary is not a Superior Proposal, or (ii) the date on which the Company and Tilray enter into an amended agreement pursuant to Section 5.7.2 which results in the Acquisition Proposal in question not being a Superior Proposal. If the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

2.1.4.3 The Company shall (i) solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any other Natura Shareholder, including, if so requested by Tilray, by permitting Tilray to otherwise assist the Company in such solicitation and, notwithstanding any other provision in the Agreement, the costs and expenses associated with any such proxy solicitation requested by Tilray shall be paid by Tilray, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Natura Shareholders, (ii) recommend to the Natura Shareholders that they vote in favour of the Arrangement Resolution and (iii) include in the Natura Circular a statement that each director and officer of the Company intends to vote all of such person’s Natura Shares in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Natura Voting Agreements.

2.1.4.4 Tilray shall provide to the Company all information regarding Tilray, its Affiliates and the Tilray Shares as required by the Interim Order or other Applicable Laws for inclusion in the Natura Circular or in any amendments or supplements to such Natura Circular. Tilray shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in the Natura Circular and to the identification in the Natura Circular of each such advisor. Tilray shall ensure that such information shall be complete and correct in all material respects and shall comply in all material respects with Applicable Law.

2.1.4.5 The Company will give Tilray and its legal counsel a reasonable opportunity to review and comment on drafts of the Natura Circular and other documents relating to the Natura Meeting prior to the Natura Circular being printed, and will give reasonable consideration to any comments made thereon by Tilray and its legal counsel, provided that all information relating solely to Tilray, its Affiliates and the Tilray Shares included in the Natura Circular shall be in form and content satisfactory to Tilray, acting reasonably.

2.1.4.6 The Company will promptly notify Tilray if it becomes aware that the Natura Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Company will prepare any such amendment or supplement as required or appropriate with respect to the Natura Meeting and will give Tilray and its legal counsel a reasonable opportunity to review and comment thereon, and the Company will, as required by Applicable Laws, promptly mail any such amendment or supplement to the holders of Natura Shares as of the record date and, if required by Applicable Laws, file the same with any other Governmental Authority. The Parties agree to collaborate in good faith and acting reasonably to develop a communication plan (which may include the delivery of the Natura Circular) for Natura Warrant Holders, Natura Option Holders, and holders of Natura Convertible Debentures.

2.1.5 If (a) the Interim Order is obtained; (b) the Arrangement Resolution is passed at the Natura Meeting by the Natura Shareholders as provided for in the Interim Order and as required by Applicable Law; and (c) the Natura Shareholder Approval is obtained, subject to the terms of this Agreement, the Company shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Arrangement Resolution at the Natura Meeting, unless otherwise agreed to by Tilray, acting reasonably.

2.1.6 Subject to the terms of this Agreement, Tilray will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis with any information required to be supplied by Tilray in connection therewith. The Company will provide legal counsel to Tilray with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to Applicable Law, or as may be required by the Court, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.1.6 or with Tilray’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Tilray to agree or consent to any modification or amendment to such filed or served materials that expands or increases Tilray’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Tilray’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to Tilray making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Tilray.

2.1.7 On the later of (i) the second Business Day after the satisfaction or, where not prohibited, the waiver (subject to Applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6 hereof, and (ii) the date that is three Business Days following the date of the Final Order, unless another time or date is agreed to in writing by the parties, the Company shall file the Articles of Arrangement with the Director pursuant to Section 183(1) of the OBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement, without any further act or formality and the Parties shall obtain a Certificate of Arrangement pursuant to Section 183(2) of the OBCA. From and after the Effective Time, the

Plan of Arrangement will have all of the effects provided by Applicable Law. The Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 2.1.4.6 of this Agreement to include such other terms determined to be necessary or desirable to Tilray, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which (a) has the effect of reducing the consideration payable hereunder or which is otherwise prejudicial to the Natura Shareholders or other parties to be bound by the Plan of Arrangement (other than in an insignificant manner); (b) is inconsistent with the provisions of this Agreement; or (c) creates a reasonable risk of delay, impairment or impediment in any material respect to the satisfaction of any of the conditions set forth in Article 6 hereof.

2.2	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Payment Shares issued pursuant to Arrangement will be issued by Tilray in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to exemptions from applicable securities laws of any state of the United States. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

2.2.1 the Arrangement will be subject to the approval of the Court;

2.2.2 the Court will be advised in the notice of application to the Court as to the intention of Tilray to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Final Order;

2.2.3 the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Natura Shareholders subject to the Arrangement;

2.2.4 the Company will ensure that each person entitled to receive the Payment Shares pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

2.2.5 each person entitled to receive the Payment Shares will be advised that the Payment Shares issued to such Natura Shareholder pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Tilray in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and pursuant to exemptions under applicable securities laws of any state of the United States; and

2.2.6 the Interim Order approving the Natura Meeting will specify that each Natura Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time.

2.3	United States Restrictions.

Notwithstanding anything to the contrary in this Agreement, no Tilray Shares shall be delivered to any person in the United States or to any U.S. Person if Tilray determines, in its sole discretion, that doing so may result in any contravention of the U.S. Securities Act or any applicable state securities laws, and Tilray may instead in the case of Tilray Shares, appoint an agent to sell all Tilray Shares of such person on behalf of that person and deliver to that person an amount of cash representing the proceeds of the sale of such Tilray Shares, net of expenses or sale.

2.4	Payment of Consideration.

2.4.1 Tilray Subco will, following receipt by the Company of the Final Order and prior to the Effective Time, deposit, or cause to be deposited, in escrow with the Depositary the Payment Shares, the Contingent Promissory Notes and sufficient cash to satisfy the Cash Consideration (excluding the Holdback Amount) payable to Natura Shareholders pursuant to the Plan of Arrangement (other than Natura Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection and excluding, for certainty, the Broker Fees).

2.4.2 Notwithstanding any other provision of this Agreement or the Plan of Arrangement, if Dissent Rights are validly exercised and not withdrawn in respect of any Natura Shares, each of the Cash Consideration, Contingent Promissory Notes and the Payment Shares shall be adjusted downward in proportion to the percentage of Natura Shares outstanding as of the Effective Time (after, for certainty, giving effect to the conversion of any Natura Warrants or any of the Natura Convertible Debentures) for which Dissent Rights are so exercised and not withdrawn. For illustrative purposes, if Dissent Rights are exercised with respect to one percent of the Natura Shares, then the Cash Consideration, Contingent Promissory Notes and the Payment Shares shall be ninety-nine percent of the amounts set forth in, or determined in accordance with, the definitions thereof.

2.4.3 Tilray Subco will pay, or cause to be paid, the Contingent Payments in accordance with the Contingent Promissory Notes.

2.4.4 The Shareholder Representative, for and on behalf of each of the Natura Shareholders, hereby irrevocably agrees to reimburse Tilray and Tilray Subco for the Broker Fees payable by the Company in the proportions more particularly set forth in the Plan of Arrangement and hereby irrevocably authorizes and directs Tilray and Tilray Subco to withhold an aggregate amount equal to the Broker Fees from the Cash Consideration to be deposited with the Depositary and to pay the respective amounts thereof to AltaCorp and Canaccord for and on behalf of the Natura Shareholders and the Company.

2.5	Withholding Taxes.

Tilray, the Company and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends (including deemed dividends), interest or other amounts payable to any former Natura Shareholder such amounts as Tilray, the Company or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of Applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.6	Closing.

Subject to the terms and conditions of this Agreement, the Closing will take place at the offices of Tilray at 10:00 a.m., local time, on the Effective Date. All documents delivered and actions taken at the Closing will be deemed to have been delivered or taken simultaneously.

2.7	Closing Deliveries of the Company.

At or prior to the Closing, the Company will deliver to Tilray all of the following:

2.7.1 a certificate of status, good standing or like document for the Company and each subsidiary of the Company issued as of a recent date by the applicable Governmental Authority evidencing the good standing of each such entity;

2.7.2 a certificate of the Chief Executive Officer (or other Person acceptable to Tilray) of the Company, dated the Effective Date, in form and substance reasonably satisfactory to Tilray, as to the resolutions adopted by the board of directors and shareholders of the Company authorizing and approving the Contemplated Transactions, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Effective Date;

2.7.3 a certificate of an authorized officer of the Company, dated the Effective Date, in form and substance reasonably satisfactory to Tilray, certifying: (i) that there have been no amendments to the Company’s articles of incorporation, charter or other applicable constating documents since the date of this Agreement; and (ii) the Company’s by-laws as in effect as of the Effective Date;

2.7.4 the minute books, share certificate books, ledgers and registers, corporate seal and other corporate records of the Company and each subsidiary of the Company;

2.7.5 all information and materials required to access all bank accounts and safe deposit boxes of the Company and each subsidiary thereof and such other information and materials as may be reasonably required to transition the operation of the Business to Tilray effective as at the Closing;

2.7.6 a resignation and release, in form and substance reasonably satisfactory to Tilray, signed by each officer and director of the Company and each subsidiary of the Company; and

2.7.7 any consents, waivers or approvals required to be obtained by the Company or any subsidiary thereof with respect to the completion of the Contemplated Transactions, including the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority pursuant to Section 6.1.1;

2.8	Closing Deliveries of Tilray.

At or prior to the Closing, Tilray will deliver or cause to be delivered to the Company all of the following:

2.8.1 confirmation that Tilray is in good standing as a “reporting issuer” under the securities laws of each of the provinces of Canada other than Quebec;

2.8.2 a certificate of the Chief Executive Officer (or other Person acceptable to the Company) of Tilray, dated the Effective Date, in form and substance reasonably satisfactory to the Company, as to the resolutions adopted by the board of directors of Tilray authorizing and approving the Contemplated Transactions, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Effective Date;

2.8.3 the certificate of Tilray required to be delivered pursuant to Section 6.2.4;

2.8.4 any consents, waivers or approvals required to be obtained by Tilray or any of its Affiliates with respect to the completion of the Contemplated Transactions, including the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority pursuant to Section 6.1.1; and

2.8.5 evidence, reasonably satisfactory to the Shareholder Representative, that Tilray has submitted a treasury order or direction to its transfer agent for such number of Tilray Shares at a price equal to the volume weighted average price of the Tilray Shares on the Nasdaq for the trading day immediately preceding the Effective Date and converted into Canadian dollars at the exchange rate published by the Bank of Canada as are necessary to settle change of control payments to Natura’s directors and officers in an amount of no greater than $2,112,646 in the aggregate, less any applicable withholdings and rounded down (on an individual by individual basis) to the nearest whole Tilray Share.

2.9	Working Capital Adjustment.

2.9.1 Within sixty days after the Effective Date, Tilray Subco shall prepare and deliver, or cause to be prepared and delivered, to the Shareholder Representative a written statement prepared in good faith, setting forth its calculation of the Closing Working Capital (the “Working Capital Statement”).

2.9.2 Within fifteen days following delivery of the Working Capital Statement, the Shareholder Representative shall deliver a written notice to Tilray Subco stating whether it accepts or disputes the accuracy of the calculations reflected in the Working Capital Statement. If the Shareholder Representative accepts the calculations reflected in the Working Capital Statement or if the Shareholder Representative does not notify Tilray Subco of a dispute with respect to the Working Capital Statement within such fifteen-day period, then the calculations reflected in the Working Capital Statement shall be deemed final, conclusive and binding on Tilray, Tilray Subco and the former Natura Shareholders, Natura Option Holders and Natura Warrant Holders in all respects.

2.9.3 If the Shareholder Representative disputes the accuracy of the Working Capital Statement, the Shareholder Representative shall provided written notice thereof to Tilray Subco setting forth those items the Shareholder Representative disputes and its calculations thereof. During the fifteen day period following delivery of such a written notice of dispute, Tilray and the Shareholder Representative shall negotiate in good faith to resolve such disputed items. If the matter is not resolved by the end of such fifteen day period, then the dispute with respect to such objection shall be submitted by the Parties to an accounting partner associated with an accounting firm of recognized national standing in Canada, which is independent of the Parties (the “Independent Accountant”). If the Parties are unable to agree on the Independent Accountant within a further ten day period, either Party may apply under the Arbitration Act, 1991 (Ontario) to have a court appoint the Independent Accountant. The Independent Accountant shall, as promptly as practicable (but in any event within 45 days following its appointment), make a determination of the Closing Working Capital, based solely on written submissions of Tilray Subco and the Shareholder Representative given by them to the Independent Accountant. The submissions of each shall be disclosed to the other and each other shall be afforded a reasonable opportunity to respond thereto. The decision of the Independent Accountant as to the Closing Working Capital shall be final and binding upon the Parties and shall constitute the Closing Working Capital for purposes of this Agreement and the Plan of Arrangement. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be deducted from the Holdback Amount unless the Closing Working Capital as determined by the Independent Account exceeds the amount set forth in the Working Capital Statement by at least $200,000, in which case such fees and expenses shall be borne by Tilray Subco.

2.9.4 Within five Business Days of the date the Closing Working Capital is finally determined in accordance with this Section 2.9:

2.9.4.1 if the Closing Working Capital as finally determined, exceeds the Target Working Capital by more than $200,000, then an amount equal to the Holdback Amount plus the amount of such excess shall be delivered by or on behalf of Tilray Subco to the Depositary for distribution to the former Natura Shareholders in accordance with the Plan of Arrangement;

2.9.4.2 if the Closing Working Capital as finally determined, is less than the Target Working Capital by more than $200,000, then an amount equal to the greater of (A) $0 and (B) the Holdback Amount less such difference shall be delivered by or on behalf of Tilray Subco to the Depositary for distribution to the former Natura Shareholders in accordance with the Plan of Arrangement; or

2.9.4.3 otherwise, the Holdback Amount shall be delivered by or on behalf of Tilray Subco to the Depositary for distribution to the former Natura Shareholders in accordance with the Plan of Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY REGARDING THE COMPANY AND ITS SUBSIDIARIES

As an inducement to Tilray and Tilray Subco to enter into this Agreement and to complete the Contemplated Transactions, the Company represents and warrants to Tilray and Tilray Subco as follows (it being understood that, for purposes of the representations and warranties of the Company contained in this Agreement, the use of the defined term “Company” will, where applicable (and even if not explicitly stated in such representation or warranty), be read and interpreted as including reference to each subsidiary of the Company):

3.1	Organization and Authorization.

The Company and each subsidiary thereof: (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on the Business as currently conducted; and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction set forth in Section 3.1 of the Disclosure Schedule, which are the only jurisdictions in which the nature of the Business or the property or assets owned or leased or used by the Company and its subsidiaries makes such qualification or licensing is necessary under Applicable Laws. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which the Company is a party, to perform its obligations hereunder and thereunder and to complete the Contemplated Transactions. The execution and delivery of this Agreement by the Company and the consummation by it of the Contemplated Transactions have been duly authorized by the Company’s board of directors, and except as contemplated herein no other corporate proceedings on the part of the Company are necessary to authorize this Agreement. This Agreement has been, and each Ancillary Agreement to be executed and delivered by the Company at the Closing will be, duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Tilray and Tilray Subco) this Agreement constitutes, and each such Ancillary Agreement when so executed and delivered (assuming due authorization, execution and delivery by the other parties thereto) will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to the Enforceability Limitations.

3.2	Organizational Documents and Corporate Records.

The Company has previously delivered or made available to Tilray true and complete copies of the Organizational Documents of the Company and each of its subsidiaries. Neither the Company nor any subsidiary thereof is in default under or violation of any provision of its Organizational Documents and no action has been taken to amend or supersede such documents. The Company has previously delivered or made available to Tilray true and complete copies of the minute books of the Company and each of its subsidiaries. The minute books for the Company and its subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held. The books and records and the minute books of the Company and its subsidiaries (the “Books and Records”) are (a) true and complete in all material respects and have been maintained in accordance with sound business practices and Applicable Laws and with the accounting principles generally accepted in Canada, on a basis consistent with prior years,(b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries and (c) accurately and fairly reflect the basis for the Annual Financial Statements.

3.3	No Conflicts; Required Consents.

3.3.1 Except as disclosed in Disclosure Schedule 3.3.1,the execution and delivery by the Company of this Agreement and each Ancillary Agreement to which the Company is a party do not, and the performance by the Company of its covenants hereunder and the completion of the Contemplated Transactions will not: (i) conflict with or violate any provision of the Company’s or its subsidiaries’ Organizational Documents; or (ii) assuming that all consents, approvals, authorizations, filings, notifications and other actions referred to in Section 3.3 of the Disclosure Schedule are obtained, given or taken, (A) conflict with or violate any Applicable Laws binding upon or applicable to the Company or any of its subsidiaries, assets or properties; or (B) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination, cancellation, first refusal, first offer or a loss of rights under, or result in the creation or imposition of any Lien upon the Natura Shares or any assets or properties of the Company under, or trigger any change in control or influence provisions or any restriction or limitation under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, License or permit to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries, material assets or properties is bound.

3.3.2 Except as set forth in Section 3.3 of the Disclosure Schedule, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or under any Contract or Lease is required to be obtained, made or given by the Company as a result of the execution, delivery and performance of this Agreement or any Ancillary Agreement or the completion of the Contemplated Transactions.

3.4	Capitalization.

3.4.1 As of the date hereof, the authorized share capital of the Company consists of an unlimited number of Natura Shares, of which 88,671,799 Natura Shares are issued and outstanding as fully-paid and non-assessable shares of the Company as of the date of this Agreement. Annex 1 sets forth a true and complete list of each Natura Shareholder and each of its subsidiaries and each holder of a Natura Warrant, a Natura Option, and a Natura Convertible Debenture and the number, exercises prices and or conversion prices (as applicable) and expiration dates of outstanding Natura Shares, Natura Warrants, Natura Options, and Natura Convertible Debentures owned by each such person as of the date of this Agreement.

3.4.2 All Natura Shares, Natura Options, Natura Warrants, Natura Convertible Debentures and all outstanding shares of capital stock, voting securities or other ownership interests, securities or interests in Natura and each of its subsidiaries have been duly authorized, are validly issued, fully paid and non-assessable (as applicable), were not issued in violation of any Applicable Laws, and are not subject to and were not issued in violation of any preemptive rights, rights of first refusal or rights of first offer.

3.4.3 Except for the Natura Warrants, the Natura Options, and the Natura Convertible Debentures and as set forth in Section 3.4 of the Disclosure Schedule, there are no outstanding: (i) shares or other voting securities of the Company or any subsidiary thereof; (ii) securities of the Company or any subsidiary thereof convertible into or exercisable or exchangeable for shares or other voting securities of the Company or the applicable subsidiary; (iii) subscriptions, warrants, conversion privileges, calls, shareholder rights plans, agreements, arrangements, commitments, obligations or options or other rights to acquire from the Company or any subsidiary thereof, or other obligation of the Company or the applicable subsidiary to issue or deliver, any shares, other voting securities, or securities convertible into, exercisable or exchangeable for or otherwise carrying the right or obligation to acquire shares or other voting securities, of the Company or the applicable subsidiary; (iv) bonds, debentures, notes or other indebtedness of the Company or any subsidiary thereof having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters with the shareholders of the Company or the applicable subsidiary; or (v) stock appreciation, “phantom” stock or other equity equivalent rights, agreements, arrangements or commitments with respect to the Company or any subsidiary thereof and no person is entitled to any pre-emptive or other similar right granted by the Company or any of its subsidiaries(the items in clauses (i) through (v) are collectively referred to as the “Company Securities”).

3.4.4 Except for the Natura Warrants, the Natura Options, and the Natura Convertible Debentures and as set forth in this Section 3.4 of the Disclosure Schedule: (i) there are no outstanding obligations of the Company or any subsidiary thereof to repurchase, redeem or otherwise acquire any Company Securities; (ii) there are no agreements to register any Company Securities or sales or re-sales thereof under any applicable securities laws; and (iii) there are no shareholder agreements, voting trusts or other similar agreements or understandings to which the Company or any subsidiary thereof or any holder of Company Securities is a party or otherwise bound in respect of any Company Securities. No Company subsidiary owns any Company Securities.

3.4.5 All Natura Shares that may be issued pursuant to the exercise of outstanding Natura Warrants, Natura Options, and Natura Convertible Debentures prior to the Effective Time will, when issued in accordance with the terms of the Natura Warrants, Natura Options, or Natura Convertible Debentures as applicable, be duly authorized, validly issued, fully-paid and non-assessable and are and will not be subject to, or issued in violation of, any pre-emptive rights. The Arrangement will constitute a “Triggering Event” as defined in the Natura Series A Convertible Debentures and, accordingly, the Natura Series A Convertible Debentures will, in accordance with their terms, be automatically converted into Natura Shares at the Effective Time.

3.4.6 No order ceasing or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers.

3.5	Subsidiaries and Investments.

Except for the shares of Natura Naturals Inc., which is a wholly-owned subsidiary of the Company, the Company does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person. Natura Naturals Inc. is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. All of the outstanding shares in the capital of Natura Naturals Inc. owned by the Company are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in Natura Naturals.

3.6	Financial Statements.

3.6.1 The Financial Statements have been prepared in accordance with GAAP (subject to usual year-end adjustments in the case of the Interim Financial Statements) and present fully, fairly and accurately in all material respects:

3.6.1.1 the assets, liabilities and financial condition of the Company; and

3.6.1.2 the revenues, earnings and results of operations of the Company,

in each case as of the date and throughout the period indicated. True, correct and complete copies of the Audited Financial Statements and the Interim Financial Statements are disclosed at Section 3.6 of the Disclosure Schedule.

3.6.2 Neither the Company or any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or person, on the other hand).

3.6.3 Since December 31, 2017, neither the Company or any of its subsidiaries nor any director, officer, auditor, accountant or representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries, including any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices.

3.7	Non-Arm’s Length Transactions.

Except as disclosed in Section 3.7 of the Disclosure Schedule:

3.7.1 no Interested Person is indebted to the Company or any of its subsidiaries nor is the Company or any of its subsidiaries indebted to any Interested Person;

3.7.2 neither the Company nor any of its subsidiaries is a party to any Contract with, and there are no current commitments, agreements, arrangements or other transactions involving the Company or any of its subsidiaries and, any Interested Person other than Contracts of employment;

3.7.3 no Interested Person owns, directly or indirectly, in whole or in part, any property that the Company or any of its subsidiaries uses in the operation of the Business;

3.7.4 no Interested Person has any cause of action or other claim against the Company or any of its subsidiaries in connection with the Business, other than for accrued expense reimbursements, vacation pay and benefits under the Employee Benefit Plans; and

3.7.5 since December 31, 2017 no payment has been made to any Interested Person, other than in the Ordinary Course of Business.

3.8	No Undisclosed Liabilities.

Except as set forth in Section 3.8 of the Disclosure Schedule, neither the Company nor any subsidiary has any Liabilities nor is the Company or any of its subsidiaries party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the Liabilities of any other person, other than Liabilities: (i) disclosed in the Financial Statements; or (ii) similar in nature and amount to those disclosed in the Financial Statements that have been incurred since December 31, 2017 in the Ordinary Course of Business and not in violation of this Agreement, and that are not, individually or in the aggregate, material to the Business. Without limiting the generality of the foregoing, the Transaction Expenses in respect of legal, tax and accounting advisors to the Company shall not exceed $200,000.

3.9	Indebtedness.

Except for the Indebtedness described in Section 3.9 of the Disclosure Schedule, neither the Company nor any subsidiary thereof has any Indebtedness. There are no Liens on any Company Securities and, except as set out in Schedule 3.17, there are no Liens on the assets or properties of the Company or any subsidiary thereof.

3.10	Absence of Certain Changes.

Except as set forth in Section 3.10 of the Disclosure Schedule, since December 31, 2017:

3.10.1 the Company and its subsidiaries have conducted the Business only in the Ordinary Course of Business;

3.10.2 no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Natura Material Adverse Effect has been incurred;

3.10.3 there has not been any event, circumstance or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Natura Material Adverse Effect;

3.10.4 there has not been any change in the accounting practices used by the Company and its subsidiaries;

3.10.5 except as described in Section 3.10 of the Disclosure Schedule, there has not been any change in the remuneration or compensation paid to the directors of the Company;

3.10.6 except as described in Section 3.10 of the Disclosure Schedule, there has not been any redemption, repurchase or other acquisition of Natura Shares by the Company, or any declaration setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Natura Shares;

3.10.7 there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course of Business;

3.10.8 there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s Audited Financial Statements, other than the settlement of claims or Liabilities in the Ordinary Course of Business;

3.10.9 except as described in Section 3.10 of the Disclosure Schedule, there has not been any increase in the salary, bonus or other remuneration payable to any officers or senior or executive officers of the Company or any of the Company’s subsidiaries;

3.10.10 there has not been any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the assets or properties of the Company or any subsidiary thereof; or

3.10.11 there has not been any action authorized or taken by the Company or any of its subsidiaries that, if authorized or taken after the date of this Agreement, would constitute a breach of any covenant set forth in Section 5.1.2.

3.11	Material Contracts.

3.11.1 Except as set forth in Section 3.11 of the Disclosure Schedule, neither the Company nor any subsidiary thereof is a party to or otherwise bound by any of the following Contracts (collectively, the “Material Contracts”):

3.11.1.1 any lease or sublease of real property;

3.11.1.2 any lease of material personal property;

3.11.1.3 any distributor, sales, advertising, agency or manufacturer’s representative Contract;

3.11.1.4 any Contract providing for annual payments by or to the Company or any subsidiary thereof of $100,000 or more;

3.11.1.5 any Contract that is not terminable on not more than 60 days’ notice and without the payment of any penalty by, or any other material consequence to, the Company or any subsidiary thereof;

3.11.1.6 any Contract involving any partnership, joint venture, strategic alliance or other similar arrangement;

3.11.1.7 any Contract entered into outside the Ordinary Course of Business involving the acquisition or disposition of assets or properties of the Company or any subsidiary thereof (whether by merger, sale of equity, sale of assets or otherwise), including any Contract under which the Company or any subsidiary thereof is, or may become, obligated to pay any amount in respect of an “earn-out” or other form of deferred purchase price payment;

3.11.1.8 any Contract evidencing or guaranteeing Indebtedness or evidencing or granting a Lien on the Natura Shares or any assets or properties of the Company or any subsidiary thereof;

3.11.1.9 any Contract relating to the employment of any Business Employee or independent contractor engaged by the Company or any subsidiary thereof, including any deferred compensation agreements, severance or termination agreements, non-solicitation or non-competition agreements and any change of control, transaction bonus or retention agreements;

3.11.1.10 any license, sublicense or royalty agreement relating to any Intellectual Property, other than standard license agreements relating to any “shrink wrap”, “click wrap” or “off the shelf” software not specially developed by or for the Company or any subsidiary thereof;

3.11.1.11 any Contract that limits or purports to limit the ability of the Company or any subsidiary thereof (or would limit the ability of the Company, any subsidiary thereof or Tilray after Closing) to compete in any line of business or with any Person or to operate in any geographic area or during any period of time;

3.11.1.12 any Contract amending, altering, supplementing, or otherwise changing the terms of any Material Contract disclosed in Section 3.11 of the Disclosure Schedule; or

3.11.1.13 any other Contract that is material to the Business or the absence of which would have a Natura Material Adverse Effect.

3.11.2 Each Material Contract (i) is a legal, valid and binding obligation of the Company or the applicable subsidiary thereof, and the other parties thereto; (ii) is in full force and effect in accordance with its terms; and (iii) immediately upon the later of (A) the completion of the Contemplated Transactions, or (B) confirmed receipt by the counterparty or counterparties to such Material Contract of any notice of the completion of the Contemplated Transactions required by the terms of such Material Contract to be delivered by the Company or the applicable subsidiary thereof, will continue in full force and effect without penalty or other adverse consequence, subject to obtaining the consents and approvals referred to in Section 3.3 of the Disclosure Schedule. Neither the Company or its subsidiaries, nor any other party to a Material Contract has received any written notice of, or is in, any material breach of or material default under any Material Contract. The Company has previously delivered or made available to Tilray a true and complete copy of each Material Contract, including in each case all amendments or supplements thereto.

3.11.3 Neither the Company nor any of its subsidiaries is a party to, and has not made an offer to any Person to be bound by or committed to, any Contract obligating the Company or any of its subsidiaries to offer or accept preferred pricing, or offer or provide deliverables, which are generally not offered by the Company or any of its subsidiaries in the Ordinary Course of Business.

3.11.4 All costs, expenses, liabilities, rentals, royalties, overriding royalty interests, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to or on account of the Company or any of its subsidiaries under the terms of the Material Contracts have been duly and properly paid, duly and properly performed or provided for in a timely manner prior to the date hereof.

3.12	Legal Proceedings.

Except for as described in Section 3.12 of the Disclosure Schedule there is no Action pending or, threatened against or relating to the Company or any subsidiary, or affecting any of their respective properties or assets, before any Governmental Authority that would have, or reasonably could be expected to have: (i) individually or in the aggregate, if determined or resolved adversely to the Company or any subsidiary thereof, a Natura Material Adverse Effect; or (ii) the effect of preventing or materially delaying the Contemplated Transactions, nor are there any events or circumstances which could reasonably be expected to give rise to any such claim, action proceeding or investigations. Neither the Company nor any of its subsidiaries is subject to or otherwise bound by any Applicable Law, order, writ, injunction or decree that prohibits or limits in any material respect the conduct of the Business or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.13	Compliance with Laws.

3.13.1 The Company and its subsidiaries have conducted since incorporation, and currently conduct, the Business, including their production calculation, manufacturing, labelling and other business activities, in compliance with all Applicable Laws and the Required Licenses (as defined below) , including the regulations promulgated by Health Canada from time to time. None of the Company, nor any of its subsidiaries has received any notice, correspondence or warning of any alleged violation, offence or breach of and, neither the Company nor any of its subsidiaries is under investigation or subject to any action or complaint with respect to and has not been threatened to be charged with or notified of any alleged violation, offence or breach of any Applicable Laws, including the ACMPR, all of its licenses and permits issued by Health Canada or any other Governmental Authority, any Applicable Laws relating in whole or in part to personal information, employment practices, labour (including any pay equity and wages, termination and severance, and unfair labour practice), health and safety and/or Environmental Laws.

3.13.2 The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act S.C. 2000, c. 17, as amended and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued administered or enforced by any applicable Governmental Authority (collectively, “Money Laundering Laws”), and no action, suit or proceeding by or before any regulatory authority involving the Company and its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

3.13.3 None of the Company, any of its subsidiaries or any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Applicable Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

3.13.4 Neither the Company nor any of its subsidiaries nor any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or target of any United States sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiaries, joint venture partner or other person or entity for the purpose of financing the activities of any person which is currently subject to any United States Sanctions administered by OFAC.

3.13.5 Neither the Company nor any of its subsidiaries:

3.13.5.1 has any direct or indirect ownership of, or any interest of any kind in, any Foreign Subject Entity;

3.13.5.2 has any commercial arrangements or, direct or indirect, commercial interests in any Foreign Subject Entity that is similar in substance to ownership of, or an investment in, a Foreign Subject Entity;

3.13.5.3 provides services or products that are specifically designed for, or targeted at, a Foreign Subject Entity; or

3.13.5.4 has any commercial interests or arrangements, whether direct or indirect, with any Persons engaging in the business activities described in Section 3.13.5.2 or Section 3.13.5.3.

3.14	Licenses.

3.14.1 Except as set forth in Section 3.14 of the Disclosure Schedule, the Company and each subsidiary thereof holds or possesses, and each is in compliance with, all Licenses required for the ownership, operation, development, maintenance or use of the material assets of the Company or its subsidiaries or otherwise in connection with the Business as currently conducted, including under the ACMPR (the “Required Licenses”). Section 3.14 of the Disclosure Schedule sets forth a complete and accurate description of each of the Required Licenses, together with the name of the Governmental Authority issuing such Required License and the date, capacity expiry date and production/distribution authorizations and limitations of the Required License. Except as set forth in Section 3.14 of the Disclosure Schedule: (a) each Required License is valid and in full force and effect; (b) neither the Company nor any of its subsidiaries has received any written notice of, or is in, any violation of or default under any Required License; (c) no Required License will be terminated or impaired solely as a result of the Contemplated Transactions; and (d) no Actions are pending or threatened that would result in the termination, revocation, cancellation, non-renewal, suspension or adverse modification of any Required License, and neither the Company nor any of its subsidiaries has been provided notice of any of the foregoing.

3.15	Health Canada

As of January 21, 2019, all written correspondence or written notice received from Health Canada in relation to the Required Licenses have been made available to Tilray.

3.16	Title to and Sufficiency of Assets.

Except as set forth in Section 3.16 of the Disclosure Schedule, the Company and its subsidiaries have, and at the Closing will have, good, valid and marketable legal and beneficial title to, or in the case of leased assets and properties a valid leasehold interest in, all of the assets and properties owned or leased by the Company and the applicable subsidiaries thereof, in each case free and clear of any and all Liens (other than those Liens set forth in Section 3.18 of the Disclosure Schedule). There is no Contract, option or other right or privilege outstanding granting any Person any option to purchase the Business, assets or properties of the Company or its subsidiaries or any portion thereof. The assets and properties of the Company and its subsidiaries constitute all of the assets and properties required for the conduct of the Business in the manner and to the extent now conducted and are sufficient to permit the continued operation of the Business in substantially the same manner as conducted as of the date hereof.

3.17	Leases and Leased Property

3.17.1 Section 3.17 of the Disclosure Schedule provides a complete and accurate list of all of the Leases. True and complete copies of all of the Leases, including any amendments to those Leases, have been made available to Tilray for inspection.

3.17.2 The Leases are valid and subsisting in full force and effect and in good standing with no amendments except as disclosed in Section 3.17 of the Disclosure Schedule, and the Company or a subsidiary, as the case may be, is entitled to the full benefit and advantage of each Leases in accordance with its terms. Except as disclosed in Section 3.17 of the Disclosure Schedule, there are no current or pending negotiations with respect to the renewal, surrender, repudiation or amendment of any of the Leases listed in Section 3.17 of the Disclosure Schedule.

3.17.3 All payments required to be made by the Company or its subsidiaries under the Leases have been paid, there are no outstanding defaults or violations under any of those Leases on the part of the Company or its subsidiaries or on the part of any other party to any of those Leases, there are no disputes between the Company and any other party to any of those Leases, and the Company has not sublet, assigned, licensed or otherwise conveyed any rights in the Leases or the Leased Property to any other Person.

3.18	Owned Real Property

3.18.1 Section 3.18 of the Disclosure Schedule provides a complete and accurate list of all of the Owned Real Property and sets out the municipal address and proper current description for each separate parcel of Owned Real Property.

3.18.2 Except as set out in Section 3.18 of the Disclosure Schedule, the Company is the sole legal and beneficial owner of all right, title and interest in and to the Owned Real Property with good and marketable title thereto in fee simple and free of all Liens.

3.18.3 No other person other than the Company has any interest in the Owned Real Property and there are no options, back-in-rights, earn-in-rights, rights of first refusal or other similar provisions, rights, or other Contracts to sell, transfer or dispose of the Owned Real Property or any interest therein or which would affect the Company’s interest in the Owned Real Property or restrict the ability of the Company to transfer the Owned Real Property or any interest therein, and no Person has any right to occupy or use the Owned Real Property or any part thereof other than the Company.

3.18.4 There is no adverse claim against or challenge to the title to or ownership of the Owned Real Property, and the Company has the exclusive right to deal with the Owned Real Property.

3.18.5 There are no material restrictions on the ability of the Company to use, transfer or exploit the Owned Real Property, except pursuant to Applicable Law.

3.18.6 The Company has not received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any interest of the Company in any of the Owned Real Property.

3.19	Real Property Generally

3.19.1 The Company does not own or have any interest in, nor is the Company a party to or bound by or subject to any option or other Contract respecting, any real or immoveable property other than the Owned Real Property and the Leased Property.

3.19.2 Except as disclosed in Section 3.19 of the Disclosure Schedule, all of the plant, buildings, structures, erections, improvements, appurtenances and fixtures (in this Section 3.19, “buildings and structures”) situated on or forming part of the Owned Real Property or the Leased Property are in good operating condition and in a state of good maintenance and repair, are adequate and suitable for the purposes for which they are currently being used and the Company has adequate rights of ingress and egress to and from all of the buildings and structures for the operation of the Business in the ordinary course.

3.19.3 Except as disclosed in Section 3.19 of the Disclosure Schedule, none of the buildings and structures situated on or forming part of the Owned Real the Leased Property, or the operation or maintenance thereof, violates any restrictive covenant or any Applicable Law or encroaches on any property owned by others.

3.19.4 Except as disclosed in Section 3.19 of the Disclosure Schedule, the Owned Real Property and the Leased Property and the current uses thereof by the Company comply in all respects with Applicable Laws. The Owned Real Property and Leased Property are in good standing under Applicable Law and all filings with Governmental Authorities in respect thereof have been filed, all material work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

3.19.5 Except as disclosed in Section 3.19 of the Disclosure Schedule, no alterations, repairs, improvements or other work have been ordered, directed or requested in writing under any Applicable Law by any Person with respect to the Owned Real Property or the Leased Property or the buildings and structures or with respect to any of the plumbing, heating, elevating, water, drainage or electrical systems, fixtures or works, which alteration, repair, improvement or other work has not been completed.

3.19.6 All accounts for material, work and services with respect to the Owned Real Property and the Leased Property (except for current accounts the payment dates of which have not yet passed) have been fully paid and satisfied and no Person is entitled to claim a lien under the Construction Lien Act (Ontario) against the Owned Real Property or the Leased Property.

3.19.7 There is nothing owing by the Company in respect of the supply to or the use by it of water, gas, electrical power or energy, steam or hot water, or other utilities (except for current accounts the payment dates of which have not yet passed).

3.19.8 No part of the Owned Real Property or the Leased Property has been taken or expropriated by any Governmental Authority, nor has any legal proceeding or notice in respect of any such expropriation been commenced, given or threatened.

3.20	Personal Property.

All material tangible personal property used or held for use in the operation or conduct of the Business as currently conducted has been reasonably maintained in accordance with good business practice, is in good operating condition (with the exception of normal wear and tear) and is substantially suitable for its present uses. No personal property owned by the Company or a subsidiary is in the possession of a third party and neither the Company nor its subsidiaries has assets on consignment.

3.21	Intellectual Property.

3.21.1 Section 3.21.1 of the Disclosure Schedule contains a list of: (i) all Intellectual Property owned or licensed to the Company by third parties for use by the Company or any its subsidiaries including the particulars of all registrations and applications for registrations thereof. True and correct copies of all Contracts pursuant to which any Intellectual Property is licensed, assigned, sold, conveyed or otherwise provided to the Company or any its subsidiaries have been delivered or made available to Tilray.

3.21.2 The Company or its applicable subsidiary owns or has the right to use all Intellectual Property owned or licensed to be used by it as of the date of this Agreement. Any registrations in the Intellectual Property owned by the Company and its subsidiaries are in good standing. No Action is pending or, threatened against any Person with respect to the use of the Intellectual Property owned by the Company and its subsidiaries. The Intellectual Property owned by the Company and its subsidiaries, and the operation of the Business, does not infringe upon, misappropriate or violate, and has never infringed upon, misappropriated or violated, the Intellectual Property rights of any other Person.

3.21.3 The Company and its subsidiaries have no pending Actions, nor are there any or threatened Actions against the Company or its subsidiaries with respect to the Company’s or its subsidiaries’ licensed use of any Intellectual Property. No third parties, including any current, any former employees, directors, independent contractors or consultants of the Company or any of its subsidiaries, have any rights or interests in or to any Intellectual Property that is owned by the Company, other than rights acquired pursuant to non-exclusive licenses granted by the Company and its subsidiaries in the Ordinary Course of Business. None of the Intellectual Property that is owned by the Company comprises an improvement to any Intellectual Property that would give any Person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property. The execution, delivery, or performance of this Agreement and the completion of the Contemplated Transactions will not alter, impair or otherwise adversely affect any rights or obligations of the Company or any of its subsidiaries in any Intellectual Property owned by the Company.

3.21.4 Neither the Company nor any subsidiary thereof is obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property.

3.21.5 Neither the execution, delivery, or performance of this Agreement nor the completion of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Intellectual Property owned or licensed to be used by the Company or any of its subsidiaries; (ii) the release, disclosure, or delivery of any Intellectual Property owned or licensed to be used by the Company or any of its subsidiaries by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Intellectual Property owned or licensed to be used by the Company or any of its subsidiaries; or (iv) any right of any third party to terminate or alter the rights of the Company or any subsidiary thereof or, after the Closing, Tilray’s rights, in and to any Intellectual Property owned or licensed to be used by the Company or any of its subsidiaries.

3.21.6 To the Knowledge of the Company none of the current or former employees, officers, directors, independent contractors or consultants of the Company or any subsidiary thereof are subject to any obligation to any other Person, whether contractual or otherwise, including obligations relating to confidentiality, non-competition or possession of proprietary information, or are subject to any action, suit, proceeding, arbitration, claim or demand relating to any Intellectual Property owned by the Company or any of its subsidiaries, that would interfere with the Businesses as it is presently conducted.

3.22	Privacy.

3.22.1 The Company and its subsidiaries (a) have operated the Business in compliance with all Applicable Laws relating to personal information, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use disclosure, processing or transmission of medical records, patient information or other personal information made available to or collected by the Company or its subsidiaries in connection with the operation of the Business (the “Healthcare Data Requirements”) and (b) have taken all reasonable steps to implement all confidentiality, security and other protective measures required by the Healthcare Requirements. Without limiting the foregoing, the Company and its subsidiaries are and have at all times been in material compliance with the privacy and security requirements of the Personal Information Protection and Electronic Documents Act (Canada) and other applicable privacy laws of any jurisdiction (collectively, “Privacy Laws”). Neither the Company nor any of its subsidiaries has experienced any breach, misappropriation or unauthorized collection, use or disclosure of any personal information and all protected health information for which written notification was given or required to be given under applicable Privacy Laws. The Company has not been notified in writing of and to the Knowledge of the Company is not the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

3.23	Tax Matters.

3.23.1 The Company and each subsidiary thereof has: (i) timely filed (or has had timely filed on its behalf) each Tax Return required to be filed by it in respect of any Taxes with the appropriate Governmental Authority, each of which was correctly completed and accurately reflected any liability for Taxes of the Company or such subsidiary covered by such Tax Return; (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Tax Returns; (iii) established in such entity’s books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable; and (iv) complied with all Applicable Laws relating to the withholding of Taxes and the payment thereof. Neither the Company nor any subsidiary thereof will incur any liability for Taxes for the period commencing on January 1, 2018 and ending on and including the Effective Date other than Taxes directly arising in the Ordinary Course of Business.

3.23.2 Other than each subsidiary of the Company, the Company does not have any Tax Affiliates.

3.23.3 The Company and each subsidiary thereof has made (or caused to be made on its behalf) all instalments on account of Taxes required by Applicable Law.

3.23.4 There are no Liens for Taxes upon any assets of the Company or any subsidiary thereof, except Liens for Taxes not yet due. Neither the Company nor any subsidiary thereof has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

3.23.5 Except as disclosed in Section 3.23 of the Disclosure Schedule (i) there is no Tax Contest ongoing, pending or threatened against the Company or any subsidiary thereof; and (ii) no assessment or re-assessment of the Company or any subsidiary thereof is currently the subject of the objection or appeal.

3.23.6 No deficiency for any Taxes has been proposed, asserted or assessed against the Company or any subsidiary thereof that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company or any subsidiary thereof regarding the application of the statute of limitations with respect to any Taxes or any Tax Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Tax Return for any Tax year that is currently ongoing or pending, nor has there been any notice from a Governmental Authority to the Company or any subsidiary thereof regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Tax Returns. There are no outstanding subpoenas or requests for information with respect to any of the Tax Returns of the Company or any subsidiary thereof.

3.23.7 Section 3.23 of the Disclosure Schedule (i) lists all federal, state, provincial, federal, local and foreign income Tax Returns filed with respect to the Company or any subsidiary thereof for taxable periods ended on or after December 31, 2015, (ii) indicates whether those Tax Returns have been assessed, and (iii) indicates which of those Tax Returns are currently the subject of an audit.

3.23.8 Neither the Company nor any subsidiary thereof has any liability for Taxes in a jurisdiction where it does not file a Tax Return, nor has the Company or any subsidiary received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction or required to file Tax Returns in such jurisdiction.

3.23.9 Neither the Company nor any subsidiary thereof is a party to any Tax allocation or sharing agreement.

3.23.10 Neither the Company nor any subsidiary thereof: (i) has been a member of an affiliated group filing a consolidated Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any subsidiary thereof) as a transferee or successor, by Contract, or otherwise.

3.23.11 No additional Taxes will be assessed against the Company or any subsidiary thereof for any Tax period or portion thereof ending on or prior to the Effective Date, and there are no unresolved questions, claims or disputes concerning the liability for Taxes of the Company or any subsidiary thereof that would exceed the estimated reserves established on such entity’s books of account.

3.23.12 There is no Contract or plan or arrangement, including this Agreement, by which any current or former employee of the Company or any subsidiary thereof would be entitled to receive any payment from the Company or any subsidiary thereof as a result of the transactions contemplated by this Agreement that would not be deductible.

3.23.13 Neither the Company nor any subsidiary thereof has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

3.23.14 The Company and each subsidiary thereof has withheld and collected all amounts required by Applicable Laws to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Laws. The Company and each subsidiary thereof has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of its employees to the appropriate Governmental Authority within the time required under Applicable Laws. The Company and each subsidiary has charged, collected and remitted on a timely basis all Taxes as required by Applicable Laws on any sale, supply or delivery whatsoever made by it.

3.23.15 There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to the Company or any subsidiary thereof. Neither the Company nor any subsidiary thereof has claimed, and does not propose to claim, any reserve or credit under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or any such subsidiary for any period ending after the Effective Date.

3.23.16 Neither the Company nor any subsidiary thereof, at any time since the later of January 1, 2006 and the date of its incorporation, has received or been deemed to have received any taxable dividend paid or deemed to be paid by a corporation resident in Canada (for purposes of the Tax Act).

3.23.17 Neither the Company nor any subsidiary thereof has acquired property from a Person not dealing at arm’s length (for purposes of the Tax Act) with it in circumstances that would result in the Company or such subsidiary, as the case may be, becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

3.23.18 The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any subsidiary thereof and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Company or such subsidiary, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.

3.23.19 Neither the Company nor any subsidiary thereof has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has the Company or any subsidiary thereof been deemed to have done so for purposes of the Tax Act. For all transactions between the Company or any subsidiary thereof, on the one hand, and any non-resident Person with whom the Company or such subsidiary was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, the Company or the applicable subsidiary thereof has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

3.23.20 The Company has previously delivered or made available to Tilray true and complete copies of: (i) all Tax Returns of the Company and each subsidiary thereof relating to Taxes for all taxable periods for which the applicable statute of limitations has not expired; and (ii) all rulings, reports, information or document requests, notices of proposed assessment, notices of assessment, objections, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents, submitted by, received by or agreed to by or on behalf of the Company or any subsidiary thereof relating to Taxes for all taxable periods for which the statute of limitations has not expired.

3.24	Environmental Matters.

3.24.1 Except as disclosed in Section 3.24 of the Disclosure Schedule, (i) the Company and its subsidiaries, and their facilities, and the Business have been conducted and are now in compliance with all applicable Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or any threatened Actions relating to any Environmental Laws; (ii) the Company and its subsidiaries are in possession of, and in compliance with, all permits required under Environmental Laws to own the Owned Real Property, lease the Leased Property and operate the Business as it is now being conducted, and there are no changes in the status, terms or conditions of any such permits, or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such permit, or any review by, or approval of, any Governmental Authority of such permits that are required in connection with the execution or delivery of this Agreement, the consummation of the Contemplated Transaction or the continuation of the business of the Company or any subsidiary following the Effective Date (iii) neither the Company nor any subsidiary thereof is subject to any litigation, proceeding, application, order, directive judgment, decree or citation which relates to environmental, health or safety matters nor has any litigation, proceeding, application, order or directive been threatened against it nor has received any notice of any non-compliance in respect of Environmental Laws, and there is no Remedial Action pending or threatened against the Company or any subsidiary thereof and, to the Knowledge of the Company, there is no basis for any such Remedial Action or conditions existing currently which could reasonably be expected to subject it to Remedial Action; or (iv) (A) there are no Hazardous Materials at, on, under or migrating to or from any Leased Property or the Owned Real Property; and (B) there has not previously been any release of any Hazardous Materials at, on or under the Leased Property or the Owned Real Property.

3.24.2 Except as disclosed in Section 3.24 of the Disclosure Schedule none of the Owned Real Property or the Leased Property contains any: (i) above-ground or underground storage tanks or (ii) landfills, surface impoundments or disposal areas (not including general garbage and recycling areas and containers).

3.24.3 The Company has delivered to Tilray copies of all reports, studies, analyses, audits, assessments, plans, regulatory correspondence, tests or similar information initiated by or on behalf of or in the possession of the Company, any subsidiary thereof pertaining to the environmental condition of, Hazardous Materials at, on or under, the Owned Real Property, the Leased Property, or concerning compliance by the Company, any subsidiary thereof or any other Person for whose conduct the Company or any subsidiary thereof could be held responsible, with Environmental Laws.

3.24.4 To the knowledge of the Company, the Company and its subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any material liability under any Environmental Laws.

3.25	Business Employees and Directors.

Section 3.25 of the Disclosure Schedule sets forth a true and complete list of the following information with respect to each Business Employee and the members of the board of directors of the Company and its subsidiaries, as applicable: name (or employee number), employer, location of employment, title or position held, date of hire, current annual compensation (including base salary or hourly wage, commissions, bonus, deferred compensation or other incentive targets and awards), the amount of any accrued incentives as of the date of this Agreement, annual vacation and other paid-time-off entitlements and accruals and whether the Business Employee is on a leave of absence, and if so, the leave commencement date, the reason for such absence and the expected date of return if known by the Company.

3.26	Employment Matters.

3.26.1 Except as set forth in Section 3.26 of the Disclosure Schedule: (i) the Company and each of its subsidiaries is in compliance in all material respects with all Applicable Laws regarding labour and employment matters, including Applicable Laws respecting labour relations, employment standards, employment and employment practices, terms and conditions of employment, termination of employment, immigration, occupational health and safety, workers’ compensation, human rights, pay equity, accessibility and wages and hours, including overtime; (ii) neither the Company nor any subsidiary thereof is a party to or otherwise bound by any collective bargaining agreement or has any other legally binding commitment with or to a labour union, labour organization, employee association or similar entity and no such collective bargaining agreement or commitment is currently being negotiated by the Company or any of its subsidiaries; (iii) there is and has been no organizational campaign or other effort to cause a labour union, labour organization, employee association or similar entity to be recognized or certified as a representative on behalf of employees in dealing with the Company or any subsidiary thereof; (iv) there is no pending, threatened labour strike, organized work stoppage or lockout involving the Business Employees; (v) there is no pending or threatened Action involving any current or former Business Employee or independent contractor of the Company or any of its subsidiaries, including in relation to: (A) any state, provincial, federal, local or foreign human rights tribunal or similar entity relating to any claim or charge of discrimination, harassment or failure to accommodate in employment; (B) any state, provincial, federal, local or foreign labour or employment standards board or similar entity relating to any claim or charge concerning hours of work, wages or employment practices; (C) any state, provincial, federal, local or foreign agency relating to any claim or charge concerning workers’ compensation or occupational safety and health; (D) any state, provincial, federal, local or foreign agency relating to any unfair labor practice or any question concerning representation; (vi) neither the Company nor any subsidiary thereof has retained or engaged as an independent contractor any Person who has been found by a Governmental Authority to have been mischaracterized as an independent contractor in accordance with Applicable Laws; (vii) the Company and each subsidiary thereof has complied in all material respects with the terms and conditions of all Contracts with Business Employees and independent contractors to which the Company or such subsidiary is a party; (viii) no Business Employee or independent contractor of the Company or any of its subsidiaries is performing any job duties or engaging in other activities on behalf of the Company or any subsidiary thereof that would violate any employment, fiduciary, non-competition, non-solicitation or nondisclosure agreement between such individual and any former employer; and (ix) as of the date of this Agreement, no Business Employee or independent contractor of the Company or any of its subsidiaries holds a temporary work authorization, visa or permit in relation to the performance of services for the Company or any of its subsidiaries. All salaries, wages, compensation, commissions, withholdings, deductions and remittances related to the employment or engagement of the Business Employees or independent contractor of the Company or any of its subsidiaries that are due to be paid on or before the Effective Date in accordance with the payment practices of the Company and its subsidiaries will be fully paid as of the Effective Date.

3.26.2 No Business Employee or independent contractor of the Company or any of its subsidiaries is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such Business Employee or independent contractor to carry out fully all activities of such Business Employee or independent contractor in furtherance of the Business.

3.26.3 Neither the Company nor any subsidiary thereof has made any loans (except advances for business travel, lodging or other expenses in the Ordinary Course of Business) to any Business Employee or independent contractor of the Company or any of its subsidiaries.

3.26.4 There has been no lay-off of employees, mass or group termination or work reduction program undertaken by or on behalf of the Company or any subsidiary thereof in the past two (2) years, and no such program has been adopted by the Company or any subsidiary thereof or is planned.

3.27	Employee Benefit Matters.

3.27.1 Except as set forth in Section 3.27 of the Disclosure Schedule, neither the Company nor any of its subsidiaries has or maintains, or has ever had or maintained, any Employee Benefit Plan.

3.27.2 The Company has previously delivered or made available to Tilray true and complete copies of all Employee Benefit Plans that are in writing together with, where applicable, the current trust agreements, insurance contracts and other material documents relating to the funding or payment of benefits under any Employee Benefit Plan, the most current employee booklets and summary descriptions of such Employee Benefit Plans provided to participants therein and, in the case of Employee Benefit Plans that are unwritten, a short description of each such plan.

3.27.3 All of the Employee Benefit Plans are, and have been since their establishment, duly registered where required by applicable legislation and are in good standing thereunder and have been administered in all material respects in compliance with their terms and all applicable legislation and administrative guidelines issued by the regulatory authorities, and all contributions, insurance premiums, fees and expenses due have been made, paid or properly accrued in the Financial Statements with respect to each Employee Benefit Plan in accordance with the terms thereof and Laws.

3.27.4 There are no Actions pending or, to the knowledge of the Company, threatened with respect to the Employee Benefit Plans, other than claims for benefits in the ordinary course.

3.27.5 Except as set forth in Section 3.27 of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the other the transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former Business Employee, materially increase the benefits payable or provided under any Employee Benefit Plan, result in any acceleration of the time of payment or vesting of any such benefit, or increase or accelerate employer contributions thereunder.

3.27.6 None of the Employee Benefit Plans is a “registered pension plan” or a “retirement compensation arrangement”, each as defined in subsection 248(1) of the Tax Act.

3.28	Insurance.

Section 3.28 of the Disclosure Schedule sets forth a true and complete list (including the name of the insurer, the policy number, the type of coverage, the self-retention amount and the policy expiration date) of, and the Company has previously delivered or made available to Tilray true and complete copies of, all insurance policies and fidelity bonds covering the assets and properties of the Company and its subsidiaries, including the Owned Real Property and Leased Property. Except as set forth in Section 3.28 of the Disclosure Schedule: (a) all such policies and bonds are valid and binding, are in full force and effect, are sufficient for compliance with all material requirements of Applicable Laws and insure against risks and liabilities customary for the Business; (b) the Company and each subsidiary thereof has complied in all material respects with the provisions thereof (including the timely payment of all premiums due thereunder); (c) there has not been and is not currently pending any claim under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds; (d) no written or other notice of cancellation or termination of the policies has been received by the Company or any of its subsidiaries and (e) after the Closing, the Company and each subsidiary thereof will continue to have coverage under such policies and bonds with respect to events occurring prior to or on the Effective Date. Neither the Company nor any of the Company’s subsidiaries has failed to give any notice or make a claim under its insurance policies on a timely basis. Neither the Company nor any subsidiary thereof is self-insured.

3.29	Affiliate Transactions.

Except as set forth in Section 3.29 of the Disclosure Schedule, neither the Company nor any subsidiary thereof leases any assets or properties from, owes any amount to, or uses or holds in the Business any assets or properties of, any Natura Shareholder or any Affiliate or associate thereof.

3.30	Bank Accounts; Powers of Attorney; Directors and Officers.

Section 3.30 of the Disclosure Schedule sets forth a true and complete list of: (a) all bank accounts and safe deposit boxes of the Company and each subsidiary thereof and all persons authorized to sign or otherwise act with respect thereto as of the date of this Agreement; (b) all persons holding a general or special power of attorney granted by the Company or any subsidiary thereof; and (c) all directors and officers of the Company and each subsidiary thereof.

3.31	Insolvency.

3.31.1 The Company is not insolvent and will not be rendered insolvent as a result of the completion of the Contemplated Transactions. For the purposes hereof, “insolvent” means that the sum of the debts and other probable Liabilities of the Company exceeds the present fair saleable value of its assets.

3.31.2 Immediately prior to the completion of the Contemplated Transactions, the Company and each subsidiary thereof will be able to pay its Liabilities as they become due in the Ordinary Course of Business.

3.32	No Broker.

Except as set forth in Section 3.32 of the Disclosure Schedule, no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or the other Natura Shareholders.

3.33	Competition Act.

For purposes of s. 110(3) of the Competition Act (Canada), each of: (i) the total value of the Company’s assets in Canada plus the assets in Canada that are owned by corporations that are controlled by the Company; and (ii) the gross revenues from sales in or from Canada generated from the assets referred to in clause (i) above; measured in accordance with the Competition Act (Canada), is less than the review threshold amount as determined pursuant to ss. 110(8) and 110(9) of the Competition Act (Canada).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF TILRAY

As an inducement to the Company to enter into this Agreement and to complete the Contemplated Transactions, Tilray hereby represents and warrants to the Company as follows:

4.1	Organization.

Each of Tilray and Tilray Subco is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

4.2	Authorization.

Each of Tilray and Tilray Subco has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to complete the Contemplated Transactions. The execution, delivery and performance by each of Tilray and Tilray Subco of this Agreement and each Ancillary Agreement to which it is a party and the completion by Tilray and Tilray Subco of the Contemplated Transactions have been duly authorized and approved by all necessary corporate action on the part of Tilray and Tilray Subco. This Agreement has been, and each Ancillary Agreement to be executed and delivered by Tilray and Tilray Subco at the Closing will be, duly and validly executed and delivered by Tilray and Tilray Subco, as the case may be, and this Agreement constitutes, and upon their execution and delivery each such Ancillary Agreement (assuming due authorization, execution and delivery by the other parties thereto) will constitute, the legal, valid and binding obligation of Tilray and Tilray Subco, enforceable against each of Tilray and Tilray Subco in accordance with their respective terms, subject to the Enforceability Limitations.

4.3	No Conflicts; Required Consents.

4.3.1 The execution and delivery by Tilray and Tilray Subco of this Agreement and each Ancillary Agreement to which Tilray or Tilray Subco, as the case may be, is a party do not, and the completion by Tilray and Tilray Subco of the Contemplated Transactions will not, (i) conflict with or violate any provision of Tilray’s or Tilray Subco’s Organizational Documents; or (ii) assuming that all consents, approvals, filings, notifications and other actions referred to in Section 3.3 of the Disclosure Schedule are obtained, given or taken, (A) conflict with or violate any Applicable Laws binding upon or applicable to Tilray or Tilray Subco or any of their respective material assets or properties or (B) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the Tilray Shares or any assets or properties of Tilray or Tilray Subco under, any material Contract or License to which Tilray is a party or by which Tilray or Tilray Subco or any of their respective material assets or properties is bound.

4.3.2 No consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by Tilray or Tilray Subco as a result of the execution, delivery and performance of this Agreement by them or the completion of the Contemplated Transactions.

4.4	Capitalization.

4.4.1 As at the date hereof, the authorized capital of Tilray consists of (i) 250,000,000 shares of Class 1 common stock, 500,000,000 Tilray Shares and 10,000,000 shares of preferred stock, of which (A) 16,666,667 shares of Class 1 Common Stock and (B) 76,498,178 Tilray Shares and no other shares are currently issued and outstanding and (ii) stock options to purchase 7,242,394 Tilray Shares are issued and outstanding.

4.4.2 The authorized share capital of Tilray Subco consists of an unlimited number of common shares without par value, of which 100 common shares are issued and outstanding as of the date of this Agreement.

4.4.3 The Tilray Shares, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, free of any Lien, and will not be issued in violation of any Applicable Laws, and will not be subject to and will not be issued in violation of any preemptive rights, rights of first refusal or rights of first offer and will be freely tradable after the expiry of any applicable hold periods, escrow provisions, and will be complaint with resale restrictions and conditions under Applicable Laws.

4.5	Public Record.

The documents comprising Tilray’s Public Disclosure Record, as of their respective dates (and taking into account any subsequently filed documents), were filed in a timely manner and were true, correct and complete at the applicable time and did not contain any Misrepresentation. Tilray has not filed any confidential material change report or other documentation with any applicable securities regulatory authority which remains confidential as of the date of this Agreement. Tilray is a “reporting issuer” under the securities laws of each of the provinces of Canada other than Quebec and is not in material default of any of the requirements of securities legislation in such jurisdictions. The Tilray Shares are listed and posted for trading on the NASDAQ under the symbol “TLRY”.

4.6	Certificates.

The form and terms of definitive certificates representing the Tilray Shares to be issued in connection with the Contemplated Transactions have been duly approved and adopted by Tilray and comply with all requirements under the Organizational Documents of Tilray and Applicable Laws, including applicable stock exchange requirements.

4.7	Due Issuance.

On the Effective Date, the Tilray Shares issuable to the Natura Shareholders will be duly and validly created, authorized, allotted and reserved for issuance and approved for listing on the NASDAQ and, upon issuance in accordance with the terms of this Agreement and receipt of the deliverables of the Company and the Natura Shareholders under this Agreement, will be issued as fully paid and non-assessable Tilray Shares.

4.8	Investment Canada Act.

Tilray is a “trade agreement investor” within the meaning of the Investment Canada Act (Canada).

4.9	No Orders.

No Governmental Authority has issued any order which is currently outstanding preventing or suspending trading in any securities of Tilray, and no such proceeding is, to the knowledge of Tilray, pending, contemplated or threatened. Tilray does not have in place a shareholder right protection plan.

4.10	No Broker.

Other than as disclosed in writing to the Company, no broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Tilray or Tilray Subco.

ARTICLE 5

COVENANTS

5.1	Interim Operations.

5.1.1 From the date of this Agreement until the earlier of the Effective Date or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), except as otherwise provided in this Agreement, the Company and each subsidiary thereof will: (i) conduct the Business only in the Ordinary Course of Business; and (ii) use its commercially reasonable efforts to preserve intact the business organization and goodwill of the Business, to maintain the Company’s and each of its subsidiary’s relationships with its customers, clients and other Persons having business dealings with the Company and its subsidiaries and to keep available the services of its employees.

5.1.2 Without limiting the generality of the foregoing, except as expressly permitted or required by this Agreement or as approved in writing by Tilray, in its sole discretion, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company and its subsidiaries will not:

5.1.2.1 amend or otherwise change its Organizational Documents;

5.1.2.2 authorize, issue, sell or transfer any share capital or other equity interests of the Company or any subsidiary thereof or any securities convertible into or exercisable or exchangeable for share capital or other equity interests of the Company or any subsidiary thereof, or adjust, split or reclassify any share capital or other equity interests of the Company or any subsidiary thereof, except as may be expressly permitted under the terms of the Natura Options, Natura Warrants or the Natura Convertible Debentures provided that the Company may proceed with a return to treasury transaction with the Estate of Claudio Mastronardi and Claudio Mastronardio Holdings Ltd. in order to give effect to antidillution undertakings in favour of the holders of Natura Convertible Debentures upon the conversion thereof in connection with the Contemplated Transactions;

5.1.2.3 merge or consolidate with any other Person or acquire any business or assets of any other Person (whether by merger, stock purchase, asset purchase or otherwise), or form any subsidiary;

5.1.2.4 adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than the Arrangement;

5.1.2.5 make any material change in the operation of the Business, except such changes as may be required to comply with this Agreement, any Ancillary Agreement or any Applicable Laws;

5.1.2.6 make, authorize or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000;

5.1.2.7 amend in any material respect, or terminate (other than in accordance with its terms) any Material Contract, or waive, release or assign any material rights or claims thereunder;

5.1.2.8 enter into any Material Contract: (i) that has a term of, or requires the performance of any obligations over a period, in excess of one year; or (ii) that cannot be terminated without penalty on less than three (3) months’ notice;

5.1.2.9 sell, lease (as lessor), transfer or otherwise dispose of, or mortgage, encumber, pledge or impose any Lien on, any of its assets or properties, other than: (i) pursuant to existing Contracts disclosed to Tilray; and (ii) dispositions of immaterial assets or properties for fair value in the Ordinary Course of Business;

5.1.2.10 create, incur, assume, become liable for or guarantee any Indebtedness, or extend or modify any existing Indebtedness;

5.1.2.11 make any loans, advances or capital contributions to, or investments in, any Person (other than advances of reasonable, documented expenses to Business Employees in the Ordinary Course of Business);

5.1.2.12 cancel any debts owed to, or waive any material claims or rights held by, the Company or any subsidiary thereof;

5.1.2.13 commence, settle or compromise any Action by or against the Company or any subsidiary thereof;

5.1.2.14 incur expenses (including legal or other professional fees) in excess of $50,000 in the aggregate in connection with any ongoing Action involving or relating to the Company or any subsidiary thereof;

5.1.2.15 incur Transaction Expenses other than one-half of the costs of the Representation and Warranty Insurance Policy, other than Reimbursed Expenses (as defined in the Indemnity, Expense Reimbursement and Lock-up Agreements);

5.1.2.16 except as required by Applicable Laws or any existing Contract in effect on the date of this Agreement and disclosed to Tilray: (i) institute or announce any increase in the compensation, incentives, fees, benefits or other remuneration payable to any of their employees or independent contractors; (ii) enter into or amend any Contract, including any employment, consulting, severance or change of control Contract with any such Person; or (iii) enter into, increase benefits under or adopt any Employee Benefit Plan;

5.1.2.17 (i) hire any new employee or make an offer of employment to any person for an employee position; (ii) engage or make an offer of engagement any consultant or independent contractor; or (iii) promote any current employee;

5.1.2.18 enter into any transaction with any of its Affiliates, except transactions that are at prices and on terms and conditions not less favorable to the Company or any subsidiary thereof than could be obtained on an arm’s-length basis from unrelated third parties and except for transactions solely between one or more of the Company and any subsidiary thereof;

5.1.2.19 make any change in the accounting methods, principles or policies of the Company, other than any change required by Applicable Laws or a change in GAAP;

5.1.2.20 fail to file any material Tax Return when due or pay any material Tax when due (other than Taxes being contested in good faith), or make or change any Tax election;

5.1.2.21 fail to pay any accounts payable when due or within a reasonable period of time thereafter (other than amounts being contested in good faith) or fail to use commercially reasonable efforts to collect any accounts receivable when due;

5.1.2.22 fail to renew or otherwise keep in full force and effect any material License relating to the Business;

5.1.2.23 enter into any Contract with respect to any of the foregoing except in the Ordinary Course of Business;

5.1.2.24 declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of the Natura Shares;

5.1.2.25 reduce the stated capital in respect of the Natura Shares; or

5.1.2.26 acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise).

5.2	Access to Information.

From the date of this Agreement until the earlier of the Effective Date or the Termination Date, the Company will, subject to compliance with Applicable Laws, furnish to Tilray and its authorized representatives such additional information relating to the Company, its subsidiaries and the Business as Tilray may reasonably request, including all communications in any form received by the Company from Health Canada and any other Governmental Authority.

5.3	Notice of Certain Events.

5.3.1 From the date of this Agreement until the earlier of the Effective Date or the Termination Date, the Company will promptly notify Tilray in writing of: (i) Natura Material Adverse Effect; (ii) any breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (iii) any notice or other communication from any third Person (including Health Canada and any other Governmental Authority) alleging that the consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transactions; (iv) any Actions commenced or threatened against the Company or any subsidiary thereof that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relate to the completion of the Contemplated Transactions; and (v) any communications from any Governmental Authority relating to any License held or applied for by the Company or any subsidiary thereof.

5.3.2 From the date of this Agreement until the earlier of the Effective Date or the Termination Date, Tilray will promptly notify the Company in writing of: (i) any breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; and (ii) any notice or other communication from any third Person (including Health Canada and any other Governmental Authority) alleging that the consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transactions.

5.4	Efforts.

5.4.1 Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to cause the Closing to occur and to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the Contemplated Transactions.

5.5	Exclusivity.

From the date of this Agreement until the Termination Date, the Company and its subsidiaries and their respective Affiliates will not, directly or indirectly through any officer, director, employee, advisor, representative, agent or otherwise, and the Company shall use commercially reasonable efforts to ensure that the Natura Shareholders do not: (i) make, solicit, assist, initiate, encourage or accept or otherwise facilitate any inquiries, offers or proposals from any Person or group of Persons (other than Tilray and its Affiliates and their respective representatives), whether or not in writing and whether or not delivered to the Natura Shareholders, concerning any Acquisition Proposal for the Company or its subsidiary; (ii) engage in any discussions or negotiations regarding, or otherwise co-operate in any way with, or assist or participate in, or facilitate or encourage, any effort or attempt by any Person (other than Tilray and its Affiliates and their respective representatives) to make or complete any Acquisition Proposal in respect of the Company or its subsidiary; (iii) furnish any non-public information concerning the business, properties or assets of the Company or any subsidiary thereof to any Person (other than Tilray and its Affiliates and their respective representatives) except as required to comply with Applicable Laws or this Agreement or except in the Ordinary Course of Business; or (iv) accept or enter into, or propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal in respect of the Company or its subsidiary. The Company and its subsidiaries and their respective Affiliates will immediately cease and cause to be terminated all existing discussions, negotiations or other communications with any Persons (other than Tilray and its Affiliates and their respective representatives) conducted heretofore with respect to any of the foregoing, and in connection therewith the Company will discontinue access to any of its confidential information (and will not establish or allow access to any of its confidential information, or any data room, virtual or otherwise). The Company agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and the Company undertakes to enforce, or cause its subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof. The Company will immediately notify Tilray in writing upon receipt by the Company, any subsidiary thereof or any Natura Shareholder of any proposal, offer or inquiry regarding an Acquisition Proposal in respect of the Company or its subsidiary, or any amendments to the foregoing or any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries in respect of an Acquisition Proposal for the Company or its subsidiary, which notice will indicate in reasonable detail the identity of the Person making such proposal, offer or inquiry and the terms and conditions of any such Acquisition Proposal, or any other details of the proposal, inquiry or offer known to the Company as Tilray may reasonably request, and shall include copies of any such proposal, inquiry or offer or any amendment to any of the foregoing. The Company shall keep Tilray promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry or request and will respond promptly to all reasonable inquires by Tilray with respect thereto.

5.6	Superior Proposal

5.6.1 Notwithstanding Section 5.5, if at any time prior to obtaining the approval by the holders of the Natura Shares of the Arrangement Resolution, the Company receives an Acquisition Proposal that constitutes or could reasonably be expected to constitute or lead to a Superior Proposal and, in the opinion of the board of directors of the Company, acting in good faith and on advice from their outside legal advisors, the failure to act in respect of such Acquisition Proposal would be inconsistent with the fiduciary duties of the board of directors of Natura, then, and only in that case, the Company may:

5.6.1.1 contact the Person making such Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and

5.6.1.2 engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person with terms customary in such situations and which, in any event taken as a whole, is no less favourable to the Company than the provisions of the Letter of Intent (provided that the Company sends a copy of any such confidentiality and standstill agreement to Tilray promptly upon its execution) may provide copies of, access to or disclosure of information, properties, facilities, books or records of Natura if and only if, in the case of this Section 5.6.1 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with Natura or any of Natura’s subsidiaries.

5.6.2 Notwithstanding any of the provisions of this Agreement, the Company’s board of directors has the right to respond, within the time and in the manner required by Applicable Law, to any take-over bid made for the Natura Shares that it determines is not a Superior Proposal, provided that Tilray and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the Company’s board of directors shall give reasonable consideration to such comments.

5.7	Notice of Superior Proposal

5.7.1 If the Company receives an Acquisition Proposal and the board of directors of the Company makes a determination that such Acquisition Proposal constitutes a Superior Proposal prior to the approval by the holders of Natura Shares of the Arrangement Resolution, the Company may enter into a definitive agreement (a “Proposed Agreement”) (other than a confidentiality agreement as contemplated by Section 5.6.1.2 with respect to such Superior Proposal) if and only if:

5.7.1.1 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with the Company or any subsidiary of the Company;

5.7.1.2 the Company has complied with its obligations under Section 5.6;

5.7.1.3 the Company has provided Tilray with written notice (a “Superior Proposal Notice”) promptly following the Company’s board of director’s determination that the Acquisition Proposal in respect of the Company or its subsidiary constitutes a Superior Proposal that:

(a) the Acquisition Proposal in respect of the Company or its subsidiary constitutes a Superior Proposal; and

(b) the Company intends to enter into an agreement with respect to such Superior Proposal;

The Superior Proposal Notice shall set forth the determinations of the Company’s board of directors regarding the value and financial terms that the Company’s board of directors, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal, such documents to be so provided to Tilray not less than ten Business Days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by the Company.

5.7.1.4 Company has delivered to Tilray a copy of the Proposed Agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to Natura in connection therewith along with the Superior Proposal Notice;

5.7.1.5 A period of ten Business Days (the “Tilray Match Period”) has elapsed from the date on which Tilray received the Superior Proposal Notice;

5.7.1.6 During the Tilray Match Period, Tilray has had the opportunity, but not the obligation, in accordance with 5.7.2 to offer to amend this Agreement and the terms of the Arrangement in order for such Acquisition Proposal to cease to be an Superior Proposal;

5.7.1.7 After the Tilray Match Period, the board of directors of the Company:

(a) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal, which determination shall consider the terms of the Arrangement as proposed to be amended by Tilray if Tilray proposes any amendment in accordance with 5.7.2; and

(b) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Company’s board of directors to recommend that the Company enter into the Proposed Agreement would be inconsistent with its fiduciary duties; and

(c) prior to or concurrently with entering into such Proposed Agreement, this Agreement is terminated by the Company under Section 7.1.5 and the Company pays the Termination Fee to Tilray in accordance with Section 7.4.2.2.

5.7.2 During the Tilray Match Period, Tilray shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Plan of Arrangement. During the Tilray Match Period, the Company shall (i) review any proposal by Tilray to amend the terms of this Agreement and the Plan Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Company’s board of directors, whether the proposed amendment by Tilray upon acceptance by the Company would result in the Acquisition Proposal in respect of the Company or its subsidiary not being an Superior Proposal; and (ii) negotiate with Tilray in good faith, and in a manner consistent with the fiduciary duties of the board of directors of the Company, to make such amendments to the terms of this Agreement and the Plan of Arrangement necessary to proceed with the Arrangement. If the board of directors of the Company determines that the proposed amendment by Tilray upon acceptance by the Company would result in the Acquisition Proposal in respect of the Company or its subsidiary not being a Superior Proposal, the Company shall promptly so advise Tilray and enter into an amendment to this Agreement and the Plan of Arrangement with Tilray reflecting the amended proposal of Tilray and will further agree not to enter into the applicable Proposed Agreement.

5.7.3 The Company acknowledges and agrees that each successive modification of any Acquisition Proposal in respect of the Company and its subsidiary shall constitute a new Acquisition Proposal for the purposes of this Section 5.7. The Company acknowledges and agrees that it will be responsible for any breach of this Section 5.7 by its officers, directors, employees, investment bankers, advisors, representatives or Affiliates.

5.7.4 If the Company provides Tilray with the notice of an Acquisition Proposal in respect of the Company or its subsidiary on a date that is less than 15 calendar days prior to the Natura Meeting, the Company shall adjourn the Natura Meeting to a date that is not less than ten calendar days and not more than 15 calendar days after the date of such notice, provided, however, that the Natura Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

5.8	Confidentiality.

5.8.1 From the date of this Agreement until the Effective Time and for a period of two (2) years from the Effective Date, each Party shall keep confidential the terms and conditions of this Agreement and any trade secrets, know-how or confidential, personal or proprietary information (including Personal Information) and any financial or business documents or information (collectively, the “Information”) received by it from another Party, and the receiving Party shall not disclose any Information to any third party, it being understood that, subject to Section 5.8.2, Tilray may disclose Information to its advisors. Tilray shall use its reasonable efforts to ensure that its advisors keep confidential any Information disclosed to them. Subject to Section 5.8.2, a Party will not be liable for disclosure of any Information contemplated by this Agreement if:

5.8.1.1 the Information becomes generally known in the industry to which the Business is related or to the public generally other than through a breach of this Agreement;

5.8.1.2 the Information is lawfully obtained from a third party without breach of this Agreement by that Party;

5.8.1.3 in the case of Tilray only, the Information was known to Tilray prior to its disclosure by the Company;

5.8.1.4 subject to Section 5.8.3, the Information is required to be disclosed under Applicable Laws;

5.8.1.5 in respect of Information that is not Personal Information, the disclosing Party provided its prior written consent to the disclosure of that Information; or

5.8.1.6 in respect of Information that is Personal Information, the individual(s) to whom that Personal Information pertains consented to the disclosure of that Personal Information.

5.8.2 Tilray shall not disclose any Information to its advisors unless the its advisors (i) needs to know the Information for the purposes of the transactions contemplated by this Agreement, and (ii) prior to the disclosure of any Information by Tilray, agrees in writing to be bound by obligations of confidentiality no less strict than those set out in this Section 5.8 with respect to the Information. In addition, Tilray shall not disclose to any third party (including its advisors) any Information that consists of Personal Information unless the individual(s) to whom that Personal Information pertains has consented to that disclosure.

5.8.3 If a Party or any of its representatives is requested or required by Applicable Laws to disclose any Information, that Party shall, without unreasonable delay, notify the other Party of the request or requirement before any disclosure is made and provide the other Party with a reasonable opportunity to seek an appropriate protective order.

5.8.4 If this Agreement is terminated in accordance with its provisions or if the transactions contemplated by this Agreement are not completed, each Party shall:

5.8.4.1 use its reasonable efforts to ensure that all Information provided to it and all copies thereof are either destroyed or returned to the other Party if the other Party so requests so that, so far as possible, no Information is disseminated beyond those persons concerned with the subject matter of this Agreement; and

5.8.4.2 not, directly or indirectly, use for its own purposes, any Information disclosed under this Agreement.

5.9	Filings.

Tilray shall, in accordance with this Agreement and within the time frames prescribed under Applicable Laws, make such filings with and pay such fees to securities regulatory authorities, including the British Columbia Securities Commission and, if applicable the NASDAQ, as are necessary to ensure that the Payment Shares are issued to the Natura Shareholders pursuant to exemptions from the prospectus and registration requirements of applicable securities regulatory legislation rules and regulations and that such Payment Shares are listed and posted for trading on the NASDAQ on their date of issuance, subject to any escrow or resale restrictions applicable to such shares under this Agreement or Applicable Laws.

5.10	Further Assurances.

5.10.1 At any time and from time to time following the Closing, at the reasonable request of any Party, each Party will execute and deliver, or cause to be executed and delivered, such other documents and instruments and will take, or cause to be taken, such further or other actions as any other Party may reasonably request or as otherwise may be reasonably necessary or desirable to evidence and make effective the Contemplated Transactions.

5.10.2 Without limiting the generality of Section 5.10.1, the Company shall use its best commercially reaosnable efforts to forthwith obtain Natura Voting Agreements from those Natura Supporting Shareholders that have not executed and delivered a Natura Voting Agreement on or prior to the date hereof, such Natura Voting Agreements to be in form and substance satisfactory to Tilray.

5.11	Employment and Employee Benefits Matters.

5.11.1 Post-Closing Employment. The Company and each subsidiary will not: (i) make any promises or commitments to any Business Employee with regard to such Business Employee’s employment status with the Company or any subsidiary thereof after the Closing or the terms or conditions upon which such employment might be continued (unless first approved in writing by Tilray); or (ii) take any action that would reasonably impede, hinder or otherwise interfere with Tilray’s efforts to continue the employment of any Business Employee. Nothing herein will create any obligation on the part of the Company or any subsidiary thereof, or Tilray, to continue the employment of any Business Employee for any fixed period of time following the Effective Date.

5.12	Tax Matters.

5.12.1 Preparation and Filing of Tax Returns. Tilray will prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and each subsidiary thereof for all taxable periods that end on or before the Effective Date to the extent such Tax Returns are filed or required to be filed on or after the Effective Date. Such Tax Returns will be prepared in accordance with past practice of the Company and its subsidiaries, subject to any advice regarding the preparation of such Tax Returns received from Tilray’s professional advisors. Tilray will provide drafts of the income Tax Returns described in the preceding sentence to the Tax Representative no less than 30 days before the due date for the filing of those Tax Returns (including applicable extensions) to allow the Representative to review and comment on each such Tax Return prepared or caused to be prepared by Tilray, such review at the Tax Representative’s sole cost and expense. Tilray will permit the Tax Representative and its authorized representatives reasonable access to the Books and Records as the Tax Representative may reasonably require for the purpose of reviewing the Tax Returns. At least 10 days prior to the filing date for such Tax Returns, the Tax Representative, acting reasonably, will provide any comments on the Tax Returns to Tilray. Tilray will consider in good faith all reasonable comments of the Tax Representative with respect to such Tax Returns prior to filing.

5.12.2 Amendments or Changes to Previously Filed Tax Returns. Other than as required by Applicable Laws, Tilray will not make, refile, amend or change any Tax Return filed by the Company or any subsidiary thereof prior to the Effective Time with any Governmental Authority.

5.13	Insurance Policies.

The Company and each subsidiary will keep all insurance policies that provide coverage for the Company and each such subsidiary as of the date of this Agreement in full force and effect through at least the close of business on the Effective Date, and will provide for the renewal of all such policies that by their terms will expire prior to the Effective Date.

5.14	Reporting Issuer Status.

Tilray shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” in a province of Canada and not in default of applicable securities laws, provided that Tilray shall not be required to comply with this Section 5.14 following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Tilray Shares cease to be listed on the NASDAQ.

5.15	Listing of Tilray Shares.

Tilray shall use commercially reasonable efforts to maintain the listing of the Tilray Shares on the NASDAQ, or such other recognized stock exchange or quotation system, provided that Tilray shall not be required to comply with this Section 5.15 following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which Tilray ceases to be a “reporting issuer” in a jurisdiction of Canada.

ARTICLE 6

CONDITIONS PRECEDENT

6.1	Conditions to the Obligations of the Parties.

The obligations of the Parties to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by Tilray and the Company on or prior to the Effective Date, of each of the following conditions:

6.1.1 Governmental Approvals. All consents, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority required to complete the Contemplated Transactions will have been obtained, taken or made, as applicable, on terms satisfactory to Tilray acting reasonably and will remain in full force and effect.

6.1.2 No Prohibitions. No Order will have been made, no provision of any Applicable Law and no Action will have been commenced or will be pending or threatened against any Party (i) for the purpose of enjoining, restricting or prohibiting the completion of the Contemplated Transactions, (ii) the possible outcome of which could prohibit or restrict the Company and its subsidiaries from carrying on the Business in the ordinary course after the Closing or (iii) that will prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

6.1.3 Arrangement Resolution. The Arrangement Resolution shall have been approved and adopted by the Natura Shareholders, voting as a single class, at the Natura Meeting in accordance with the Interim Order.

6.1.4 Arrangement. The Court shall have determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the Natura Shareholders and the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or Tilray, acting reasonable, on appeal or otherwise, and the Articles of Arrangement, to be sent to and filed with the Director in accordance with this Agreement and the OBCA, are in form and content satisfactory to each of the Company and Tilray, each acting reasonably.

6.1.5 US Securities Law. The Tilray Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) of the U.S. Securities Act; provided, however, that the Company shall not be entitled to rely on the provisions of this Section 6.1.5 in failing to complete the Contemplated Transactions if the Company fails to advise the Court prior to the hearing in respect of the Final Order that Tilray will rely on the exemption in section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement.

6.2	Conditions to the Obligations of the Company.

The obligations of the Company to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Company, on or prior to the Effective Date, of each of the following further conditions:

6.2.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Tilray set forth in this Agreement; (i) that is qualified by materiality will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Effective Date as if made on and as of the Effective Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

6.2.2 Performance of Covenants. Tilray will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by Tilray on or prior to the Effective Date.

6.2.3 No Tilray Material Adverse Effect. Between the date of this Agreement and the Effective Date, there will have been no Tilray Material Adverse Effect.

6.2.4 Certificate of Compliance. Tilray will have delivered to the Company a certificate dated the Effective Date, signed by an authorized officer of Tilray, certifying as to the satisfaction of the conditions set forth in Section 6.2.1, Section 6.2.2 and Section 6.2.3.

6.2.5 Receipt of Closing Deliveries. Tilray will have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.8, all in form and substance reasonably satisfactory to the Company.

6.2.6 Tilray Shares. Tilray will have delivered to the Depositary the Payment Shares and the Cash Consideration (excluding the Holdback Amount) pursuant to Section 2.4.

6.3	Conditions to the Obligations of Tilray.

The obligations of Tilray to complete the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by Tilray, on or prior to the Effective Date, of each of the following further conditions:

6.3.1 Accuracy of Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement and in any certificate or other writing delivered by them pursuant hereto: (i) that is qualified by materiality or Natura Material Adverse Effect will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Effective Date as if made on and as of the Effective Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

6.3.2 Performance of Covenants. The Company will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by the Company on or prior to the Effective Date.

6.3.3 No Natura Material Adverse Effect. Between the date of this Agreement and the Effective Date, there will have been no Natura Material Adverse Effect.

6.3.4 Certificate of Compliance. The Company will have delivered to Tilray a certificate dated the Effective Date, signed by an authorized officer of the Company, certifying as to the satisfaction of the conditions in Section 6.3.1, Section 6.3.2, Section 6.3.3, Section 6.3.6, and Section 6.3.12.

6.3.5 Third Party Consents. The Company and each applicable subsidiary thereof will have obtained the written consents of, or given notifications (to the extent only notification is required) to, each of the third parties set forth in Section 3.3 of the Disclosure Schedule in each case in form and substance reasonably satisfactory to Tilray, and all such consents will remain in full force and effect.

6.3.6 Dissent Rights. Dissent Rights will not have been exercised (and not withdrawn) in respect of a number of Natura Shares exceeding ten percent (10%) of the total number of Natura Shares outstanding immediately prior to the Effective Time.

6.3.7 Board Approval. The board of directors of the Company will have recommended that the holders of Natura Shares vote in favour of the Arrangement and will have not withdrawn such recommendation.

6.3.8 No Outstanding Options. Other than as otherwise contemplated by this Agreement and the Plan of Arrangement, as of Closing there will be no outstanding securities of the Company which are convertible into or exercisable or exchangeable for Natura Shares or other securities of the Company or any subsidiary thereof and the Company shall have provided Tilray with evidence satisfactory to Tilray of the exercise or cancellation of all of the Natura Options.

6.3.9 Natura Series A Convertible Debentures. Concurrently with the Effective Time, the Natura Series A Convertible Debentures will, in accordance with their terms, have automatically converted into Natura Shares.

6.3.10 Receipt of Closing Deliveries. The Company will have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.7, all in form and substance reasonably satisfactory to Tilray.

6.3.11 Due Diligence. Tilray will have completed its investigation into the Company, its subsidiaries and the Business, and all other matters relating to the Contemplated Transactions and that investigation will not have disclosed any matter which Tilray, acting reasonably, considers to be materially adverse to the Company, its subsidiaries and the Business or Tilray’s decision to acquire the shares of the Company on the terms and conditions of this Agreement.

6.3.12 Interested Persons. There shall be no Indebtedness owing by the Company or any subsidiary of the Company to any Interested Person.

6.3.13 Indemnity, Expense Reimbursement and Lock-Up Agreement. The Indemnity, Expense Reimbursement and Lock-up Agreement shall remain in full force and effect, unamended at the Effective Date.

6.3.14 Representation and Warranty Insurance Policy. The Representation and Warranty Insurance Policy shall be in full force and effect and in good standing, unamended at the Effective Date.

6.3.15 D&O Lock-up Agreements. The D&O Lock-up Agreements shall be in full force and effect and in good standing and unamended at the Effective Date.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

TERMINATION

7.1	Grounds for Termination.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

7.1.1 by the mutual written agreement of Tilray and the Company;

7.1.2 by Tilray in the event of a breach of any representation, warranty, covenant or agreement of the Company contained herein shall have occurred that would cause the conditions set forth in Sections 6.1 and 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Tilray; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by Tilray. For greater certainty, any failure by the Company to satisfy any of the conditions of Closing contained in Section 6.3 will be deemed to be a material breach of a covenant and agreement of this Agreement by the Company provided that the cause of such failure by the Company to satisfy such condition was not the result, in whole or in part, of any breach of this Agreement by Tilray or Tilray Subco;

7.1.3 by the Company in the event of a breach of any representation, warranty, covenant or agreement of Tilray or Tilray Subco contained herein, other than with respect to actions undertaken by Tilray pursuant to Section 5.8, shall have occurred that would cause the conditions set forth in Sections 6.1 and 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by the Company; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Company. For greater certainty, any failure by Tilray or Tilray Subco to satisfy any of the conditions of Closing contained in Section 6.2 will be deemed to be a material breach of a covenant and agreement of this Agreement by Tilray or Tilray Subco, provided that the cause of such failure by Tilray or Tilray Subco to satisfy such condition was not the result, in whole or in part, of any breach of this Agreement by the Company;

7.1.4 by Tilray or the Company if any Governmental Authority will have issued a final and non-appealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the completion of the Contemplated Transactions or any Governmental Authority (including Health Canada) has refused to provide a consent or approval set forth, or required by the terms of this Agreement to be set forth, in Section 3.3 of the Disclosure Schedule;

7.1.5 by the Company if the Company or any of its Affiliates enters into a definitive agreement in respect of a Superior Proposal, subject to compliance with Sections 5.6 and 5.7 in all material respects and provided that no termination under this Section 7.1.5 shall be effective unless and until the Company shall have paid to Tilray the amount required to be paid pursuant to Section 7.4.2.2;

7.1.6 by Tilray if the board of directors of the Company or a committee thereof shall (1) have approved, accepted, endorsed or recommended a Superior Proposal in respect of the Company or its subsidiary; or (2) the Company shall have breached Section 5.5, 5.6 or Section 5.7 in any material respect;

7.1.7 by Tilray if Tilray has been notified in writing by the Company of a Proposed Agreement in accordance with Section 5.7 and either: (i) Tilray does not deliver an amended Arrangement proposal within five business days of delivery of the Proposed Agreement to Tilray; or (ii) Tilray delivers an amended Arrangement proposal pursuant to Section 5.7 but the board of directors of the Company determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Tilray;

7.1.8 by Tilray or the Company if the Natura Shareholders do not approve the Arrangement; or

7.1.9 provided that the NASDAQ has completed its review of the Contemplated Transactions, by Tilray or the Company if the Closing will not have occurred on or before February 28, 2019 (or such later date as may be agreed to in writing by Tilray and the Company) (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1.9 will not be available to any Party whose failure to fulfill any obligation under, or breach of any provision of, this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the Outside Date.

7.2	Notice of Termination.

Any Party desiring to terminate this Agreement pursuant to Section 7.1 will give written notice of such termination to the other Parties to this Agreement in accordance with Section 8.2.

7.3	Effect of Termination.

7.3.1 If this Agreement is terminated pursuant to this Article 7, this Agreement will forthwith become void and of no further force and effect and all rights and obligations of the Parties hereunder will be terminated without further liability of any Party to any other Party; provided, however, that: (i) the provisions of this Section 7.3 and Sections 5.8, 5.9 and Article 8, and the rights and obligations of the Parties thereunder, will survive any such termination; and (ii) nothing herein will relieve any Party from liability for any Fraud Claim under this Agreement prior to the date of termination.

7.3.2 If this Agreement is terminated by Tilray or the Company under Section 7.1.2 or 7.1.3, respectively, then the Company or Tilray, respectively, shall remain fully liable for any and all Damages sustained or incurred by Tilray or the Company, respectively, directly or indirectly as a result thereof. Notwithstanding Section 7.4.1, for the purposes of this Section 7.3.2, Damages shall include all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement.

7.4	Termination Fee.

7.4.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2 For the purposes of this Agreement, “Natura Termination Fee Event” means the termination of this Agreement:

7.4.2.1 by Tilray pursuant to Section 7.1.6 or Section 7.1.7; or

7.4.2.2 by the Company pursuant to Section 7.1.5; or

7.4.2.3 by either party pursuant to Section 7.1.8 or Section 7.1.9 but only if, in these termination events, (a) prior to such termination, a bona fide Acquisition Proposal for the Company or its subsidiary shall have been made or publicly announced by any person other than Tilray and (b) within twelve months following the date of such termination, the Company or one or more of its subsidiaries (i) enters into a definitive agreement in respect of one or more Acquisition Proposals in respect of the Company or its subsidiary or (ii) there shall have been consummated one or more Acquisition Proposals for the Company or its subsidiary.

If a Natura Termination Fee Event occurs, the Company shall pay the Termination Fee to Tilray by wire transfer of immediately available funds, as follows:

7.4.2.4 if the Termination Fee is payable pursuant to Section 7.4.2.1, the Termination Fee shall be payable by Natura within seven Business Days following such termination;

7.4.2.5 if the Termination Fee is payable pursuant to Section 7.4.2.2, the Termination Fee shall be payable by Natura prior to or simultaneously with such termination; or

7.4.2.6 if the Natura Termination Fee is payable pursuant to Section 7.4.2.3, the Natura Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein.

7.5	Liquidated Damages.

Each of the Parties hereby acknowledge that the Termination Fee, if payable, is a payment of liquidated damages which are a genuine pre-estimate of the damages that Tilray in respect of a Natura Termination Fee Event or Natura in respect of a Tilray Termination Fee Event will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Contemplated Transactions and is not a penalty. Each of the Parties hereby waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. The payment of the Termination Fee by Natura in respect of a Natura Termination Fee Event or Tilray in respect of a Tilray Termination Fee Event will be in lieu of any damages or other payment or remedy to which Tilray might otherwise have been entitled in connection with or as a result of the occurrence of a Natura Termination Fee Event or that Natura might otherwise have been entitled to in connection with or as a result of the occurrence of a Tilray Termination Fee Event.

ARTICLE 8

GENERAL PROVISIONS

8.1	Arbitration.

8.1.1 Except as otherwise provided in this Agreement, all disputes, controversies or claims arising out of, relating to, or in respect of this Agreement, including any issue regarding its existence, validity, enforceability, interpretation, breach or termination (each a “Dispute”) shall be resolved in accordance with the following.

8.1.1.1 any Dispute that the Parties are unable to amicably resolve or settle between themselves through negotiations between the Parties within fifteen (15) Business Days (or such longer period as is expressly provided for in this Agreement or which the Parties may mutually agree to in writing) of a Party being provided notice of such Dispute or difference in accordance with Section 8.2 (the “Consultation Period”) shall be referred to and finally determined by final and binding arbitration. The arbitration shall be confidential and shall be conducted by one independent and impartial arbitrator selected in accordance with the terms of this Agreement (the “Arbitrator”);

8.1.1.2 the arbitration shall be governed by the Arbitration Act, 1991 (Ontario) to the extent that such rules do not conflict with the terms of this Section 8.1;

8.1.1.3 the arbitration shall be seated in the City of Toronto and the arbitration agreement set forth in this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. The language of the arbitration shall be English;

8.1.1.4 within thirty (30) days following the expiration of the Consultation Period, the Parties agree to jointly select the Arbitrator who shall be trained in the laws of Ontario. The Arbitrator shall be impartial and independent of the Parties and shall be experienced and knowledgeable about the subject matter of the Dispute (generally and not as to the express facts concerning the Dispute). If the Parties are unable to agree upon the Arbitrator, either Party may apply to elect an Arbitrator in accordance with the provisions of the Arbitration Act, 1991 (Ontario);

8.1.1.5 it is specifically acknowledged and confirmed that any Dispute that cannot be resolved between the Parties prior to the expiry of the Consultation Period shall be submitted to arbitration irrespective of the magnitude thereof or the amount in question;

8.1.1.6 the Arbitrator shall have jurisdiction: (i) to apply all Applicable Laws, common law and equity (including the scope of the agreement to arbitrate, any statute of limitations, conflict of laws rules, tort claims and interest claims); and (ii) to make an award or awards in respect of interest and the payment of the costs of the arbitration (including arbitrators’ fees and the legal costs of the Parties). The Arbitrator also may, where requested by a Party, determine the nature and extent of production of documents and oral depositions;

8.1.1.7 the award of the Arbitrator shall be reduced to writing and be final and binding on the Parties and not subject to any appeal (a “Final Determination”). Any monetary award shall be made and payable, free of any Taxes or other deduction, and shall bear interest from the date of any breach or other violation of this Agreement to the date on which the award is paid, at a rate determined by the Arbitrator;

8.1.1.8 judgment upon the award(s) rendered by the Arbitrator may be entered and executed in any court of competent jurisdiction, or application may be made to such court for a judicial acceptance of the award and order of enforcement;

8.1.1.9 each Party shall bear its own expenses, and the expenses of its Affiliates and associates, of preparing for and participating in connection with the arbitration, including legal fees but the Party against whom judgment is rendered shall bear all legal fees of the Arbitrator; and

8.1.1.10 by agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies in aid of arbitration as may be available under the jurisdiction of a legal court, the Arbitrator shall have full authority to grant provisional remedies, statutory remedies and to award damages for the failure of the Parties or its representatives to respect the Arbitrator’s orders to that effect.

Nothing in this Agreement shall restrict or prohibit a Party from commencing arbitration at any time, including prior to the expiry of a Consultation Period, in order to protect its rights under this Agreement or in relation to a Dispute.

8.1.2 Except as provided for in the Indemnity, Expense Reimbursement and Lock-Up Agreement, dispute resolution obligations and processes set out in this Section 8.1 shall be the exclusive and exhaustive Dispute resolution procedures between the Parties and their respective Affiliates and associates, and the decision of the Arbitrator shall be final and binding on the Parties and their respective Affiliates and associates.

8.1.3 Except where reasonably prevented by the nature of the Dispute, the Parties shall continue to perform, and shall cause their respective Affiliates and associates to continue to perform, their respective duties, obligations and responsibilities under this Agreement while the Dispute is being resolved in accordance with this Section 8.1, unless and until such obligations are lawfully terminated or expire in accordance with the provisions thereof.

8.2	Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email transmission (provided that the sender of such email transmission does not receive a delivery failure notice from the intended recipient in respect of such email transmission), or similar means of recorded electronic communication, addressed as follows:

8.2.1 If to Tilray, to:

Tilray, Inc.

1100 Maughan Rd

Nanaimo, British Columbia, V9X 1J2

Attention: Colin Brown, VP Legal

Email: colin.brown@tilray.com

with copies to:

Blake, Cassels & Graydon

595 Burrard Street

P.O. Box 49314, Suite 2600

Three Bentall Centre

Vancouver, British Columbia, V7X 1L3

Attention: Kathleen Keilty

Email: kathleen.keilty@blakes.com

8.2.2 If to the Company, to:

Natura Naturals Holdings Inc.

279 Talbot Street

Leamington, Ontario, N8H 4H3

Attention: Ben Nikolaevsky, Chief Executive Officer

Email: ben@naturanaturals.ca

with copies to:

McMillan LLP

Brookfield Place, 181 Bay Street, Suite 440

Toronto, Ontario M5J 2T3

Attention: Kosta Kostic

Email: kosta.kostic@mcmillan.ca

8.2.3 If to the Shareholder Representative, to:

Alexander Logie

198 Rosedale Heights Drive

Toronto, Ontario, M4T 1C9

Email: logiealexander@gmail.com

Subject to the foregoing, a Notice is deemed to be given and received on the date on which it was delivered or transmitted if it is a Business Day and the delivery or transmission was made prior to 6:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

8.3	Shareholder Representative.

8.3.1 In order to administer efficiently the determination of certain matters under this Agreement and the Plan of Arrangement, the Shareholder Representative, by virtue of the approval of the Arrangement Resolution and the Arrangement becoming effective, is irrevocably constituted and appointed the exclusive and lawful agent and attorney-in-fact for the Natura Shareholders (other than the Shareholders who exercise Dissent Rights), with respect to all matters under this Agreement, the Plan of Arrangement, the Contingent Promissory Notes and the Depositary Agreement, including to act for and on behalf of the Natura Shareholders in connection with respect to the determination of the Closing Working Capital under Section 2.9. The Shareholder Representative hereby accepts such appointment.

8.3.2 Without limiting the generality of the foregoing, the Shareholder Representative shall have full power and authority acting in each Natura Shareholders’s name, place and stead, and on its behalf to (i) consummate the Arrangement and the other transactions contemplated hereby; (ii) receive, give receipt for and disburse any funds received hereunder or under this Agreement on behalf of or to each such Natura Shareholders; (iii) execute and deliver on behalf of each such Natura Shareholders any amendment or waiver hereto; (iv) negotiate, settle, compromise and otherwise handle all disputes with Tilray and Tilray Subco under this Agreement, the Plan of Arrangement or the Contingent Promissory Notes; (v) give and receive notices on behalf of the Natura Shareholders collectively; and (vi) do each and every act and exercise any and all rights which the Natura Shareholders, collectively, are permitted or required to do or exercise under the Plan of Arrangement, this Agreement or the Contingent Promissory Notes. The Natura Shareholders hereby irrevocably grant unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or required to be done in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Contingent Promissory Notes as fully to all intents and purposes as the Natura Shareholders might or could do in person. Such agency and proxy are coupled with an interest, and are therefore irrevocable without the consent of holder.

8.3.3 All decisions, actions, consents and instructions of the Shareholder Representative authorized to be made, taken or given pursuant to this Section 8.3 shall be final and binding upon all of the Natura Shareholders, and no Natura Shareholder shall have any right to object, dissent, protest or otherwise contest to the same, except in the case of the wilful breach or gross negligence of the Shareholder Representative in connection therewith. The Shareholder Representative shall not incur any liability to any Natura Shareholder relating to the performance of its duties as authorized hereunder except for actions or omissions constituting fraud, willful breach or gross negligence of the Shareholder Representative in connection therewith. The Shareholder Representative shall not have by reason of this Agreement, the Plan of Arrangement or the Contingent Promissory Notes a fiduciary relationship in respect of any Natura Shareholders, except in respect of amounts actually received on behalf of such Natura Shareholders. The Shareholder Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, the Plan of Arrangement or the Contingent Promissory Notes.

8.3.4 The Natura Shareholders shall be bound by all actions taken and documents executed by the Shareholder Representative in connection with this Agreement, the Plan of Arrangement and the Contingent Promissory Notes and the Corporation’s obligations thereunder and hereunder, and Tilray, Tilray Subco and their respective affiliates and representatives shall be entitled to rely on any action or decision of the Shareholder Representative. Notices or communications to or from the Shareholder Representative shall constitute notice to or from each of the Natura Shareholders.

8.3.5 In the event that the Shareholder Representative becomes unable to perform the Shareholder Representative’s responsibilities or resigns from such position, the Natura Shareholders which held, immediately prior to the Closing Date, a majority of the Natura Shares shall be entitled to select another representative to fill such vacancy and such substituted representative shall (i) be deemed to be the Shareholder Representative for all purposes of this Agreement, the Contingent Promissory Notes and the Plan of Arrangement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Shareholder Representative.

8.3.6 The provisions of this Section 8.3 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Natura Shareholders may have in connection with the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement.

8.3.7 For purposes of this Section 8.3, “Natura Shareholders” shall include any Natura Option Holder or Natura Warrant Holder issued Natura Shares as a step in the Plan of Arrangement.

8.3.8 Within five Business Days following the date upon which the determination of the Contingent Payment Amount with respect to a Calculation Period (as such terms are defined in the Contingent Promissory Notes) becomes final and binding on Tilray, Tilray Subco and the former securityholders of Natura as set forth in the Contingent Promissory Notes, Tilray Subco shall pay $25,000 (less any applicable withholdings) to the Shareholder Representative in consideration of the Shareholder Representative’s services on the oversight committee.

8.4	Counterparts.

This Agreement may be executed and delivered (including by facsimile, “pdf” or other electronic transmission) in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.5	Amendments and Waivers.

This Agreement may not be amended or waived except by an instrument in writing signed by an authorized representative of each Party. No course of conduct or failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.6	Severability.

Wherever possible, each provision hereof will be interpreted in such manner as to be effective and valid under Applicable Laws, but if any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such provision will be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

8.7	Assignment; Successors and Assigns.

Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder may be assigned, delegated or otherwise transferred by such Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other Party and any attempt to make any such assignment, delegation or other transfer without such consent will be null and void; provided, however, that Tilray may assign its rights, interests and obligations under this Agreement, without the consent of the other Parties, to any Person who acquires all or substantially all of the assets and business of Tilray or to any Affiliate of Tilray, subject to the assumption in writing by such Person or Affiliate of Tilray’s obligations hereunder; and provided, further, that Tilray may assign or encumber this Agreement or any of its rights and obligations hereunder as security for any indebtedness of Tilray or its Affiliates without the consent of the other Parties. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

8.8	No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any third party, other than the signatories to this Agreement and their respective successors and assigns permitted by Section 8.7, any right, remedy or claim under or by reason of this Agreement.

8.9	Governing Law.

This Agreement and all Disputes and controversies relating to or arising out of this Agreement are governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each signatory to this Agreement irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

8.10	Specific Performance.

The Parties agree that irreparable and ongoing damages would occur in the event that any provision of this Agreement were not performed in accordance with its terms or otherwise was breached. Accordingly, each Party agrees that in the event of any actual or threatened breach of this Agreement by another Party, the non-breaching Party will be entitled, in addition to all other rights and remedies that it may have, to obtain injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any actual or threatened breach of any of such provisions and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual damages. The prevailing Party in any action commenced under this Section 8.10 (whether through a monetary judgment, injunctive relief or otherwise) will be entitled to recover from the other Parties reimbursement for its reasonable legal fees and court costs incurred in connection with such action.

8.11	Interpretation; Absence of Presumption.

8.11.1 The defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In this Agreement, except to the extent otherwise provided herein or that the context otherwise requires: (i) words used in the singular include the plural and words in the plural include the singular; (ii) reference to any gender includes the other gender; (iii) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”; (iv) the words “herein”, “hereof”, “hereto”, “hereunder” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (v) reference to any Article, Section, Exhibit or Schedule will mean such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (vi) reference to any Applicable Laws will mean such Applicable Laws (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability; and (vii) references to “$” and “CDN” are to the lawful currency of Canada. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder will fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

8.11.2 Each Party acknowledges and agrees that the Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

8.11.3 In the event of any inconsistency between the statements in this Agreement and statements in the Disclosure Schedule or the other schedules referred to herein, the statements in this Agreement will control and the statements in the Disclosure Schedule and the other schedules referred to herein will be disregarded to the extent of such inconsistency.

8.12	Disclosure.

8.12.1 The Parties agree that, upon execution of this Agreement, Tilray and the Company may issue a press release in each instance that shall be in a form mutually agreed to by the Company and Tilray, as applicable. In the event that a Party wishes to issue a press release or respond to press or other inquiries for information that, in any such case, relates to this Agreement or the Contemplated Transactions, then it shall provide the Company and Tilray, as applicable, with a draft thereof so that such Party may review the proposed press release or inquiry response and advise the Party that proposes to make such release or provide such response of any comments that such other Party may have in respect thereto.

8.12.2 The obligations herein will not prevent any Party from making, after consultation with the other Party, such disclosure as its legal counsel advises is required by Applicable Laws (including in order to comply with continuous disclosure or other requirements under Applicable Laws). For greater certainty, the Company hereby consents to the reasonable disclosure by Tilray of the nature and completion of the Contemplated Transactions to: (i) Governmental Authorities; (ii) the security holders of Tilray; and (iii) any other Person in connection with any financing, offering, licensing, business combination or similar transaction proposed to be undertaken by Tilray; provided that in all cases where Tilray proposes to make any disclosure of the completion, nature or terms of the Contemplated Transactions (whether with the consent of the Company) or in accordance with the foregoing exceptions to the requirement to obtain such consent), it will: (x) first advise the Company of its intention to do so and it will use commercially reasonable efforts to enable the Company to review and comment on such disclosure prior to the release thereof; and (y) in the case of (i) and (ii), advise such Persons of Tilray’s confidentiality obligations hereunder and shall cause such Persons to hold such information confidential on terms substantially similar to, and no less stringent than, the confidentiality obligations of Tilray under this Agreement. The Company acknowledges that Tilray may be required, in accordance with Applicable Laws, to publicly disclose the transactions contemplated herein and to file a copy of this Agreement on SEDAR, and in such case Tilray agrees that it shall make such redactions to this Agreement as are permitted under Section 12.2(3) of National Instrument 51-102 (“NI 51-102”) (subject to compliance by Tilray with the remaining provisions of Section 12.2 of NI 51-102) with the prior consultation of the Company.

8.13	Entire Agreement.

This Agreement (including the Disclosure Schedule, the Annexes, the Exhibits and the other schedules referred to herein and which form part hereof) contains the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, whether written or oral, with respect to the subject matter hereof and thereof (including the Letter of Intent). This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the Parties. There are no unwritten or oral agreements between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed and delivered as of the date first written above.

NATURA NATURALS HOLDINGS INC.

	By:	/s/ Ben Nikolaevsky
Name: Ben Nikolaevsky
Title: CEO & President

TILRAY, INC.

	By:	/s/ Brendan Kennedy
Name: Brendan Kennedy
Title: Authorized Signatory

HIGH PARK GARDENS INC.

	By:	/s/ Brendan Kennedy
Name: Brendan Kennedy
Title: Authorized Signatory

BDO CANADA LLP, solely and exclusively in its capacity as Tax Representative

	By:	/s/ Ferruccio Da Sacco
Name: Ferruccio Da Sacco
Title: Partner with BDO Canada LLP

SIGNED, SEALED, AND DELIVERED in the presence of: /s/ Ian. D. Atacan Witness Signature Ian. D. Atacan Witness Name (Printed) Witness Address	) ) ) ) ) ) ) ) )	/s/ Alexander C. Logie ALEXANDER C. LOGIE, solely and exclusively in his capacity as Shareholder Representative

Annex 1

Natura Shareholders

(See attached.)

1

Annex 2

Natura Warrant Holders

(See attached.)

1

Annex 3

Contingent Payments

1.1 Definitions. In this Annex 3, capitalized terms have the meanings given in Section 1.1 of the Agreement and the following terms have the following meanings:

“Calculation Period” means: (a) the period beginning on February 1, 2019 and ending on April 30, 2019, inclusive; (b) the period beginning on May 1, 2019 and ending on July 31, 2019, inclusive; (c) the period beginning on August 1, 2019 and ending on October 30, 2019, inclusive; and (d) the period beginning on November 1, 2019 and ending on January 31, 2020, inclusive.

“consumer grade dry finished cannabis flower” means dried cannabis flower in a state and meeting all health and safety requirements under the Cannabis Act (Canada) or any successor legislation for sale to, and consumption by, consumers.

“Contingent Payment Amount” means, in respect of each Calculation Period: (i) if the total production of consumer grade dry finished cannabis flower from the Natura Facilities, as set forth in the applicable Production Statement during such Calculation Period, is less than 2,250 kilograms, $0; (ii) if the total production of consumer grade dry finished cannabis flower from the Natura Facilities, as set forth in the applicable Production Statement during such Calculation Period, is equal to or greater than 2,250 kilograms but less than 3,000 kilograms, an amount equal to (A) the kilograms of consumer grade dry finished cannabis flower set forth in such Production Statement divided by 3,000 kilograms multiplied by (B) $8,625,000; or (iii) if the total production of consumer grade dry finished cannabis flower from the Natura Facilities, as set forth in the applicable Production Statement during such Calculation Period, is equal to or greater than 3,000 kilograms, $8,625,000; provided, however, that the Contingent Payment Amount in respect of any Calculation Period shall be adjusted for any Excess Production election made by the Shareholder Representative pursuant to Section 1.5 of this Annex 3. For greater certainty: (i) any portion of the Excess Production applied to one Calculation Period may not be applied again to any other Calculation Period; and (ii) the aggregate Contingent Payment Amounts for the four Calculation Periods shall not exceed $34,500,000 plus up to $500,000 as determined in accordance with the second paragraph of Section 1.2 of this Annex 3.

“Contingent Payment Calculation” has the meaning set out in Section 1.4 of this Annex 3.

“Contingent Payment Issue Price” means, in respect of each Calculation Period, the issue price per Tilray Share equal to the greater of: (i) the 15 day volume-weighted average price of the Tilray Shares on the NASDAQ for the 15 trading day commencing on the first trading day immediately following the end of such Calculation Period, and (ii) the lowest price permitted by the NASDAQ, in either case converted into Canadian dollars at the daily average exchange rate published by the Bank of Canada for the last Business Day in such Contingent Payment Period.

“Excess Production” means, in respect of each Calculation Period, any production of consumer grade dry finished cannabis flower from the Natura Facilities as set forth in the applicable Production Statement during such Calculation Period in excess of 2,250 kilograms.

“Force Majeure” means any strike, lock-out, labour dispute, act of God, inability to obtain labour, utilities or services, application of Applicable Laws not in effect on the Effective Date which have been resisted in good faith by all reasonable legal means, enemy or hostile actions, bio-terrorism, sabotage, war, blockades, insurrections, riots, epidemics, washouts, nuclear and radiation activity or fall-out, civil disturbances, explosions, fire or other casualty, inability to obtain raw materials or other ingredients, unless they are readily available or easily substituted at prices which are not grossly excessive in the circumstances, or any other cause, whether similar to or dissimilar from the foregoing, beyond the reasonable control of Tilray or its affiliates and not avoidable by the exercise of reasonable foresight and without the incurrence of materials costs or expenses.

1

“Production Statement” has the meaning set out in Section 1.4 of this Annex 3.

“Independent Accountant” means a firm of chartered professional accountants of national standing in Canada, other than Tilray’s auditors.

“Natura Facilities” means the licensed cannabis cultivation facilities of Natura Naturals Inc. located on the Talbot Property and extending to 281 Talbot Street West, Leamington, Ontario, as such facilities existed on the Effective Date.

“Objection Notice” has the meaning set out in Section 1.5(b) of this Annex 3.

“Shareholder Representative” means Alexander C. Logie.

1.2 Contingent Payments. In accordance with the Plan of Arrangement, at such times as provided in Section 1.8 of this Annex 3, and further provided that, at such times, Tilray shall be continuing the operations at the Natura Facilities in the ordinary course of business as conducted by Natura prior to the Effective Time, Tilray Subco shall pay, or cause to be paid, to the former holders of Natura Shares, as additional consideration for their Natura Shares, with respect to each Calculation Period the applicable Contingent Payment Amount.

In addition, in respect of the final Calculation Period, if, at any time after the date of the Arrangement Agreement but prior to the conclusion of the Calculation Period proceeds from life insurance policy no. DH00157270 regarding the life of Claudio Mastronardi issued by Foresters Life Insurance Company are actually paid over to GTP-BC Holdings Ltd. pursuant to the acknowledgement, confirmation and direction dated January 18, 2019 in favour of GTP-BC Holdings Ltd., then the Contingent Payment Amount with respect to the final Calculation Period shall be increased by an amount equal to the lesser of (i) the amount so actually paid over and (ii) $500,000.

1.3 Oversight and Audit. Tilray shall constitute an oversight committee, to which the Shareholder Representative shall be appointed, in order to receive reports and information regarding the production and operations at the Natura Facilities during the Calculation Periods. For greater certainty, Tilray may require the Shareholder Representative to enter into appropriate confidentiality undertakings with respect to any information obtained by or provided to the Shareholder Representative in participating in such committee. The Shareholder Representative shall be entitled to pre-approve any material changes to the Natura production model that would reasonably be expected to reduce yield and, in so doing, shall be entitled and is hereby irrevocably authorized for and on behalf of the former Natura securityholders to agree to any adjustments, substitutions, alterations or other amendments to the terms, manner of calculation, timing or other terms of or affecting the Contingent Payment Amounts (or any of them), all of which shall be binding upon the former holders of Natura securities without any further act or formality on their part.

1.4 Production Statements. No later than 15 Business Days after the end of each Calculation Period, Tilray shall prepare and deliver to the Shareholder Representative a written statement (the “Production Statement”) setting forth in reasonable detail its determination of (i) the aggregate kilograms of consumer grade dry finished cannabis flower produced at the Natura Facilities during the applicable Calculation Period, (ii) its calculation of the resulting Contingent Payment Amount, if any, and (iii) its calculation of the number of Tilray Shares to be issued in satisfaction of such Contingent Payment Amount, if any (each, a “Contingent Payment Calculation”).

1.5 Acceptance or Objection. Within 5 Business Days of receipt of the Production Statement, the Shareholder Representative will notify Tilray in writing either that it:

(a)

(A) agrees with the Contingent Payment Calculation set out in the Production Statement and (B) the number of kilograms of production in excess of 2,250 (if any) that should be applied to a different Calculation Period and, if so, which Calculation Period it shall be applied to; or

2

(b)

(A) objects to the proposed Contingent Payment Calculation, giving details of its objection and what it considers the Contingent Payment Calculation should be and (B) the number of kilograms of production in excess of 2,250 (if any) that should be applied to a different Calculation Period and, if so, which Calculation Period it shall be applied to (the “Objection Notice”).

If the Shareholder Representative fails to deliver an Objection Notice to Tilray within such 5 Business Day period, the Shareholder Representative shall be deemed to have accepted the Production Statement on behalf of the former securityholders of Natura and the Contingent Payment Calculation set forth therein, and the Contingent Payment Amount for such Calculation Period shall be final and binding upon all of the former securityholders of Natura. If the Shareholder Representative fails to notify Tilray in writing within such 5 Business Day period, of the number of kilograms of production in excess of 2,250 that should be applied to a different Calculation Period, then no production from that Calculation Period may be applied to a different Calculation Period.

1.6 Procedure for Objection. If the Shareholder Representative gives an Objection Notice, Tilray and the Shareholder Representative must:

(a)	negotiate for a period of 15 days from the date of the Objection Notice to attempt to agree on the Contingent Payment Calculation; and

(b)

if the dispute is not resolved within that period, then the dispute with respect to such objection shall be submitted by the Shareholder Representative and Tilray to an Independent Accountant. If the Shareholder Representative and Tilray are unable to agree on the Independent Accountant within a further 10 Business Days, either party may apply under the Arbitration Act (Ontario) to have a court appoint the Independent Accountant. The Independent Accountant shall, as promptly as is practicable (but in any event within 45 days following its appointment), make a determination of the Contingent Payment Calculation based solely on the written submissions of the Shareholder Representative and Tilray given by them to the Independent Accountant. The submissions of each party to the dispute shall be disclosed to the other party and each other party to the dispute shall be afforded a reasonable opportunity to respond thereto. The decision of the Independent Accountant as to the Contingent Payment Calculation shall be final and binding upon Tilray and the former securityholders of Natura and shall constitute the Contingent Payment Calculation for the purposes of this Agreement and the Plan of Arrangement and the Contingent Payment Amount as so determined shall be the Contingent Payment Amount with respect to such Calculation Period. Tilray, on the one hand, and the former securityholders of Natura, on the other hand, shall each be responsible for one-half of the fees and expenses of the Independent Accountant with respect to the resolution of the dispute, with Tilray paying the full amount to the Independent Accountant and the portion borne by the former securityholders of Natura to be deducted from the aggregate amount of the Contingent Payment Amount, if any.

1.7 Determination. The Contingent Payment Amount with respect to any Calculation Period shall be:

(a)

if the Shareholder Representative agrees with the Contingent Payment Calculation proposed by Tilray in accordance with Section 1.5(a) of this Annex 3 (or fails to deliver an Objection Notice within the time period stipulated therein), the Contingent Payment Amount set out in the Production Statement given to the Shareholder Representative in accordance with Section 1.4 of this Annex 3; or

3

(b)

if the Shareholder Representative gives an Objection Notice to Tilray under and in accordance with Section 1.5(b) of this Annex 3, the amount agreed under Section 1.6(a) of this Annex 3 or determined by the Independent Accountant under Section 1.6(b) of this Annex 3, as applicable.

1.8 Timing of Payment. Within 5 Business Days following the date upon which the determination of the Contingent Payment Amount with respect to such Calculation Period becomes final and binding on Tilray, Tilray Subco and the former securityholders of Natura as set forth in Section 1.7 of this Annex 3, Tilray Subco shall deliver, or cause to be delivered, to the Depositary such number of Tilray Shares as is equal to (i) the Contingent Payment Amount for such Calculation Period divided by (ii) Contingent Payment Issue Price for such Calculation Period, rounded down to the nearest whole Tilray Share. If any election made by the Shareholder Representative pursuant to Section 1.5 of this Annex 3 results in a Contingent Payment Amount for a Calculation Period in excess of the aggregate of the Contingent Payment Amount already paid for such Calculation Period, Tilray Subco shall deliver, or cause to be delivered, to the Depositary within 5 Business Days following the date on which the determination of the Contingent Payment Amount for the most recently completed Calculation Period is made such number of Tilray Shares as is equal to (i) such excess for such Calculation Period divided by (ii) Contingent Payment Issue Price for such Calculation Period, rounded down to the nearest whole Tilray Share.

1.9 Adjustment for Exercise of Dissent Rights. Notwithstanding any other provision of this Agreement or the Plan of Arrangement, if Dissent Rights are validly exercised and not withdrawn in respect of any Natura Shares, each Contingent Payment Amount shall be adjusted downward in proportion to the percentage of Natura Shares outstanding as of the Effective Time (after, for certainty, giving effect to the conversion of any Natura Warrants or any of the Natura Convertible Debentures) for which Dissent Rights are so exercised and not withdrawn. For illustrative purposes, if Dissent Rights are exercised with respect to one percent of the Natura Shares, then the Contingent Payment Amount shall be ninety-nine percent of the amount otherwise calculated pursuant to this Annex 3.

1.10 Assignment. Notwithstanding any other provision of this Agreement or the Plan of Arrangement, no former holder of Natura Shares may assign or transfer its interest in the right to receive the Contingent Payment Amount(s), if any, in whole or in part except (i) pursuant to Applicable Laws dealing with succession in the case of a former holder of Natura Shares that is an individual, or (ii) to an affiliate or an associate of a former holder of Natura Shares that is a Person other than an individual.

1.11 Force majeure. If, as a result (in whole or in part) of an event of Force Majeure, production at the Natura Facilities is suspended for a period of more than 7 consecutive days during a Calculation Period, then the applicable time period(s) will be extended by a period equal to the period during which the Force Majeure operates to prevent continuing production. Tilray will promptly notify the Shareholder Representative of the occurrence of any event of Force Majeure which might prevent, or result in the suspension of, production at the Natura Facilities for a period of more than 7 consecutive days during a Calculation Period.

1.12 Acceleration of Contingent Payment Amount. Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, should Tilray or Tilray Subco, as applicable, without the pre-approval of the Shareholder Representative (such pre-approval not to be unreasonably withheld, delayed or conditioned), suspend for a period of more than 7 consecutive days (other than as a result (in whole or in part) of an event of Force Majeure to which Section 1.11 applies), terminate or materially modify production in a manner that reduces yield at the Natura Facilities, then an amount equal to the maximum aggregate Contingent Payment Amount(s) for the Calculation Periods not completed prior to such suspension, termination or modification shall become immediately due and payable to the former holders of Natura Shares; provided, however, that the foregoing shall not apply to any suspension, termination or modification taken as a result of any breach of Natura’s representations and warranties in Article 3 of the Agreement or any facts or state of facts arising therefrom. pursuant to any Order of or from any Governmental Authority or change in Applicable Laws.

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Exhibit A

Plan of Arrangement

(See attached.)

1

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Adjustment Amount” means the amount, if any, calculated in accordance with Section 2.9 of the Arrangement Agreement.

“Amended Warrant” has the meaning ascribed thereto in Section 2.3(e) hereof.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement made as of January 21, 2019 among Tilray, Tilray Subco, the Company, BDO Canada LLP and the Shareholder Representative (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Natura Meeting by Natura Shareholders entitled to vote thereon pursuant to the Interim Order.

“Broker Fees” means $2,038,500, representing the amount owing to AltaCorp Capital Inc. and Cannacord Genuity Corp. in respect of their services as broker and investment banker to the Company.

“Closing Consideration” means (i) $14,600,000 in cash; (ii) the Payment Shares; and (iii) the Promissory Notes with an aggregate principal amount equal to $35,000,000.

“Closing Consideration Per Share” means the Closing Consideration, each component thereof divided by the Total Number of Shares.

“COC Issue Price” means the greater of: (A) the volume-weighted average price of the Tilray Shares on the NASDAQ for the trading immediately prior to the Effective Date, and (ii) the lowest price permitted by the NASDAQ, in either case converted into Canadian dollars at the daily average exchange rate published by the Bank of Canada such day.

“CoC Notes” means the non-interest bearing promissory notes issued by the Company to certain of its officers and directors in amounts equal to the change of control payments owing to such officers and directors in connection with the closing of the Arrangement and concurrent loss of their offices in an aggregate principal amount no greater than $2,112,646.

“CoC Payment Shares” means such number of Tilray Shares as is equal to: (i) (A) the principal amount of the CoC Notes less (B) applicable withholdings; divided by (ii) the COC Issue Price.

“Consideration” means: (i) $14,600,000 in cash, plus the Adjustment Amount, if any, (ii) the Payment Shares and (iii) the Promissory Notes with an aggregate principal amount equal to $35,000,000.

“Company” means Natura Naturals Holdings Inc., a corporation incorporated under the laws of the Province of Ontario.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means Computershare Investor Services Inc.

“Depositary Agreement” means the depositary agreement entered into among the Depositary, Tilray Subco, the Company and the Shareholder Representative providing for the payment of the Closing Consideration Per Share pursuant to Section 2.3(c) and Section 3.1 hereof, the Adjustment Amount, if any, and any payments pursuant to the Promissory Notes to the former Natura Shareholders.

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1.

“Dissenting Shareholder” means a holder of Natura Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Natura Shares by the Company.

“Dissenting Shares” means Natura Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of such holder’s Natura Shares, in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights.

“Effective Date” means the effective date of the Arrangement, as established by the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as Tilray and the Company agree to in writing before the Effective Date.

“Exchange Ratio” means the quotient determined by dividing the number of Payment Shares by the Total Number of Shares.

“Indemnifying Shareholders” means Claudio Mastronardi Holdings Inc., Debbie Klassen solely in her capacity as executor of the Estate of Claudio Mastronardi, and MCM Acres Sales Ltd.

“In-the-money Natura Warrant” means the Natura Warrant issued to GTP-BC Holdings Ltd. on November 6, 2017, if outstanding and unexercised prior to the Effective Time.

“Issue Price” means the issue price per Tilray Share which shall be equal to the greater of: (i) the 10 day volume-weighted average price of the Tilray Shares on the NASDAQ for the 10 consecutive trading day period ending on the sixth trading day immediately following the date of the Arrangement Agreement, and (ii) the lowest price permitted by the NASDAQ, in either case converted into Canadian dollars at the daily average exchange rate published by the Bank of Canada for the last day of such 10 consecutive trading day period.

“Letter of Transmittal” means the letter of transmittal to be forwarded by the Company to Natura Shareholders and Natura Warrantholders, or such other equivalent form of letter of transmittal acceptable to Tilray.

“NASDAQ” means the Nasdaq Global Select Market.

“Natura Circular” means the management information circular of the Company to be provided to the holders of Natura Shares in respect of the Arrangement and the other matters (if any) to be considered at the Natura Meeting.

“Natura Convertible Debentures” means the outstanding unsecured convertible debentures of the Company with an aggregate principal amount of approximately $4.44 million outstanding as at the date hereof (including, for certainty, the Natura Series A Convertible Debentures), but excluding, for certainty, the outstanding convertible debentures of the Company with a principal amount of $3 million owned by Tilray or its affiliates issued on or about January 4, 2019

“Natura Meeting” means the special meeting of Natura Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order, to consider the Arrangement Resolution and for any other purpose as may be set out in the Natura Circular and agreed to in writing by Tilray and the Company.

“Natura Naturals” means Natura Naturals Inc., a company incorporated under the laws of Ontario.

“Natura Series A Convertible Debentures” means the outstanding unsecured convertible debentures of the Company issued on or about October 15, 2018 and due October 15, 2019 with an aggregate principal amount of approximately $3.3 million outstanding as at the date hereof.

“Natura Shares” means common shares in the capital of the Company.

“Natura Shareholders” means the registered holders of Natura Shares immediately prior to the Effective Time, together, as context requires, with any holder of Natura Convertible Debentures who becomes a holder of Natura Shares upon the automatic conversion thereof in accordance with their terms at the Effective Time.

“Natura Shareholders’ Agreement” means the shareholders’ agreement among the Natura Shareholders and Natura Naturals, dated September 23, 2017.

“Natura Warrants” means the outstanding Natura Share purchase warrants.

“OBCA” means the Business Corporations Act (Ontario).

“Out-of-the-money Natura Warrants” means all Natura Warrants other than In-the-money Natura Warrants.

“Payment Shares” means that number of Tilray Shares determined by dividing $20,000,000 by the Issue Price, rounded down to the nearest whole share.

“Parties” means Tilray, Tilray Subco, Natura Naturals and the Company, and “Party” means any one of them.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 hereof or made at the direction of the Court in the Interim Order or Final Order with the prior written consent of Tilray and the Company, each acting reasonably.

“Promissory Notes” means the Promissory Notes containing substantially the terms annexed to the Arrangement Agreement as Annex 3 issuable pursuant to this Plan of Arrangement.

“Pro Rata Portion” means (i) with respect to each Indemnifying Shareholder, a quotient (A) the numerator of which is the number of Natura Shares owned by the Indemnifying Shareholder after giving effect to the exercise of the In-the-money Natura Warrants pursuant to this Plan of Arrangement and the conversion of any Natura Convertible Debentures in accordance with their terms at the Effective Time and (B) the denominator of which is the number of Natura Shares owned by all of the Indemnifying Shareholders after giving effect to the exercise of the In-the-money Natura Warrants pursuant to this Plan of Arrangement and the conversion of any Natura Convertible Debentures in accordance with their terms at the Effective Time, and (ii) with respect to each other Natura Shareholder other than an Indemnifying Shareholder or a Dissenting Shareholder, a quotient (A) the numerator of which is the number of Natura Shares owned by such Natura Shareholder after giving effect to the exercise of the In-the-money Natura Warrants pursuant to this Plan of Arrangement and the conversion of any Natura Convertible Debentures in accordance with their terms at the Effective Time and (B) the denominator of which is the number of Natura Shares owned by all Natura Shareholders other than the Indemnifying Shareholders and any Dissenting Shareholders after giving effect to the exercise of the In-the-money Natura Warrants pursuant to this Plan of Arrangement and the conversion of any Natura Convertible Debentures in accordance with their terms at the Effective Time.

“Shareholder Representative” means Alexander C. Logie.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tilray” means Tilray, Inc., a corporation incorporated under the laws of Delaware.

“Tilray Shares” means class 2 Common Stock in the capital of Tilray.

“Tilray Subco” means High Park Gardens Inc., a corporation incorporated under the laws of British Columbia.

“Total Number of Shares” means the sum of: (i) the total number of Natura Shares issued and outstanding immediately prior to the Effective Time; (ii) the total number of Natura Shares to be issued upon the exercise of the In-the-money Natura Warrants pursuant to this Plan of Arrangement; and (iii) the total number of Natura Shares issuable upon the automatic conversion of any Natura Convertible Debentures in accordance with their terms at the Effective Time.

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 6:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 6:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time herein are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and be binding on Tilray, Tilray Subco, Natura Naturals, the Company and the Shareholder Representative, all Natura Shareholders, all holders of Natura Warrants, all holders of CoC Notes, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement

Beginning at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)

the In-the-money Natura Warrant shall be deemed to be exercised by the holder thereof for the number of Natura Shares subject to such In-the-money Natura Warrant, and the holder of the In-the-money Natura Warrant shall cease to be the holder of such In-the-money Natura Warrant and shall be deemed to have executed and delivered all consents, releases, assignment and waivers, statutory or otherwise, required for such exercise, such In-the-money Natura Warrant shall be deemed to have been cancelled after such exercise, thereafter, the holder of the In-the-Money Natura Warrant shall not have any rights, liabilities or obligations in respect of such In-the-Money Natura Warrant and the register of Natura Shareholders shall be revised accordingly to reflect such exercise;

(b)

each Natura Share in respect of which any Natura Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to the Company in accordance with Article 4 hereof;

(c)

each Natura Share (other than any Natura Share held by Tilray or its affiliates or any Natura Share in respect of which any Natura Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Tilray Subco in exchange for the Closing Consideration Per Share less the applicable Pro Rata Portion of 50% of the Broker Fees, without any act or formality on the part of the holder of such Natura Share;

(d)	with respect to each Natura Share transferred and assigned in accordance with Section 2.3(b) or Section 2.3(c) hereof:

(i)

the registered holder thereof shall cease to be the registered holder of such Natura Share and the name of such registered holder shall be removed from the register of the Natura Shares as of the Effective Time;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Natura Shares in accordance with Section 2.3(b) or Section 2.3(c) hereof, as applicable;

(iii)	Tilray Subco will be the holder of all of the outstanding Natura Shares (other than Dissenting Shares), and the register of Natura Shareholders shall be revised accordingly; and

(iv)

no Person shall have any rights, liabilities or other obligations in respect of the share capital of the Company other than Tilray or Tilray Subco, or, in respect of the share capital of Natura Naturals, other than the Company;

(e)

each Out-of-the-money Natura Warrant which is outstanding and has not been duly exercised prior to the Effective Date shall be amended (each, an “Amended Warrant”) such that the Natura Warrant will become exercisable to purchase from Tilray the number of Tilray Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Natura Shares subject to such Out-of-the-money Natura Warrant immediately prior to the Effective Date. Such Amended Warrant shall provide for an exercise price per Tilray Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Natura Share otherwise purchasable pursuant to the Out-of-the-money Natura Warrant; divided by (y) the Exchange Ratio. All other terms and conditions, including the terms of expiry and conditions to and manner of exercising will remain the same, and such Amended Warrant shall be governed by the certificate previously evidencing the Out-of-the-money Natura Warrant, and such certificate shall thereafter evidence and be deemed to evidence such Amended Warrant. Each holder of an Out-of-the-money Natura Warrant shall be deemed to have executed and delivered all consents, releases, assignment and waivers, statutory or otherwise, required for such amendment;

(f)

any and all notices required pursuant to the Natura Shareholders’ Agreement shall be deemed to have been given or waived and the Natura Shareholders’ Agreement shall be and be deemed to have been terminated in its entirety and, thereafter, none of the parties to the Natura Shareholders’ Agreement shall have any rights, liabilities or obligations thereunder;

(g)

Tilray Subco will subscribe for and purchase from the Company one Natura Share for a subscription price equal to the COC Issue Price multiplied by the number of CoC Payment Shares, such subscription price to be satisfied through the delivery of the CoC Payment Shares;

(h)

the CoC Notes will be exchanged for the CoC Payment Shares, which, together with the remittance by the Company of the applicable withholdings to the applicable taxing authority or other authorities shall constitute full and final satisfaction of the CoC Notes; and

(i)

each former Natura Shareholder that is not a Dissenting Shareholder shall be and be deemed to have become a party to and bound by the provisions of the Arrangement Agreement to the same extent as if the Arrangement Agreement had been signed and sealed by each such former Natura Shareholder and contained covenants on the part of each former Natura Shareholder that is not a Dissenting Shareholder, and his, her or its successors and personal or other legal representatives, and, specifically, each such former Natura Shareholder shall be deemed to be bound by the appointment of the Shareholder Representative to serve as the lawful agent, representative and attorney-in-fact of the former Natura Shareholders (other than the Natura Shareholders who exercised Dissent Rights) in accordance with Section 8.3 of the Arrangement Agreement and the reimbursement obligation and direction with respect to payment of the Broker Fees in accordance with Section 2.4.4 of the Arrangement Agreement.

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occur and, if they occur, all of the foregoing will be deemed to occur without further act or formality.

ARTICLE 3

CERTIFICATES AND PAYMENTS

3.1 Payment

(a)

Following the receipt of the Final Order and prior to the Effective Date, Tilray Subco shall deliver or arrange to be delivered to the Depositary the aggregate Closing Consideration Per Share payable pursuant to Section 2.3(c) hereof less the amount of the Broker Fees, which shall be held by the Depositary as agent and nominee for the Natura Shareholders for distribution to such Natura Shareholders in accordance with the provisions of Section 2.3(c) and this Section 3.1.

(b)

If any Adjustment Amount is required to be paid pursuant to Section 2.9.4 of the Arrangement Agreement, then Tilray Subco shall promptly, and in any event no later than five (5) Business Days following the date on which the Closing Working Capital is finally determined, deliver, or cause to be delivered, to the Depositary, in trust for the benefit of former Natura Shareholders (other than Dissenting Shareholders), sufficient cash to satisfy the amount of the Adjustment Amount required to be paid to former Natura Shareholders (other than Dissenting Shareholders) for distribution by the Depositary to former Natura Shareholders (other than Dissenting Shareholders).

(c)

Subject to the provisions hereof, the Arrangement Agreement and the Depositary Agreement, and upon return of a properly completed Letter of Transmittal by a Natura Shareholder and such other documents as the Depositary may require, each such Natura Shareholder (other than a Dissenting Shareholder) shall be entitled, for each Natura Share held, to receive delivery of a certificate for Payment Shares, a cheque and a Promissory Note, collectively representing such Natura Shareholder’s aggregate Closing Consideration Per Share less such Natura Shareholder’s applicable Pro Rata Portion of 50% of the Broker Fees, and, following the final determination thereof and receipt by the Depositary of such amount (if any), a cheque representing the amount of the Adjustment Amount, if any, payable to such Natura Shareholder.

(d)

Until the provisions of this Section 3.1 have been complied with, each Natura Share held by a Natura Shareholder (other than a Dissenting Shareholder) and each In-the-money Natura Warrant held by a holder of an In-the-money Natura Warrant shall be deemed after the Effective Time to represent only the right to receive, upon such compliance, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 3.3.

(e)

No Natura Shareholder or holder of In-the-money Natura Warrants as of the Effective Time shall be entitled to receive any consideration with respect to such Natura Shares or In-the-money Natura Warrants under this Plan of Arrangement other than, in the case of Natura Shareholders who are not Dissenting Shareholders, any Consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 3.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

3.2 Fractional Shares

No fractional Tilray Shares shall be issued to Natura Shareholders or holders of CoC Notes pursuant to this Plan of Arrangement. Where the aggregate number of Tilray Shares to be issued to a Natura Shareholder or the holder of a CoC Note as consideration under this Arrangement would result in a fraction of a Tilray Share being issuable, the number of Tilray Shares to be received by such Natura Shareholder or holder of a CoC Note shall be rounded down to the nearest whole Tilray Share.

3.3 Withholding Rights

The Company, Tilray, Tilray Subco and the Depositary shall be entitled to deduct and withhold from any Consideration otherwise deliverable to any Natura Shareholder or holder of CoC Notes such amounts as they may be required to deduct and withhold therefrom under any provision of Applicable Law in respect of Taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To satisfy the amount required to be deducted or withheld from any payment to any such Natura Shareholder or holder of a COC Note, the Company, Tilray, Tilray Subco or the Depositary may sell or otherwise dispose of any portion of the Tilray Shares deliverable to such holder as is necessary to provide sufficient funds to enable the Company, Tilray, Tilray Subco or the Depositary to comply with such deduction and/or withholding requirements.

3.4 Distribution with Respect to Non-Compliant Shareholders

No dividend or other distribution declared or made after the Effective Time with respect to Tilray Shares with a record date after the Effective Time shall be paid to a Natura Shareholder or a holder of In-the-money Natura Warrants who has not complied with Section 3.1 hereof unless and until such holder shall have complied with the provisions of Section 3.1 hereof. Subject to Applicable Law and to Section 3.5 hereof, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is hereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Tilray Shares.

3.5 Limitation and Proscription

To the extent that a Natura Shareholder or a holder of In-the-money Natura Warrants shall not have complied with the provisions of Section 3.1 hereof on or before the date that is three years after the Effective Date (the “final proscription date”), then the Consideration that such Natura Shareholder or holder of In-the-money Natura Warrants was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, and such Consideration shall be delivered to the Company by the Depositary and certificates representing Tilray Shares and Promissory Notes forming a portion of the Consideration to which such holder was entitled shall be cancelled by Tilray and the Company, respectively, and the interest of such holder in such Consideration shall be terminated as of such final proscription date.

3.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

3.7 Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to securities of the Company issued prior to the Effective Time, except those securities held by Tilray or its affiliates or the Company, respectively; and

(b)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any such securities shall be deemed to have been settled, compromised, released and determined without liability, except as set forth in the Arrangement Agreement and this Plan of Arrangement.

3.8 Shares Fully Paid

All Tilray Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable, and Tilray shall be deemed to have received the full consideration therefor.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

(a)

Registered holders of Natura Shares may exercise rights of dissent with respect to their Natura Shares pursuant to and in the manner set forth in Section 185 of the OBCA as modified by the Interim Order and this Article 4 (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such a registered holder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Company not later than 5:00 p.m. on the business day that is two business days preceding the date of the Natura Meeting.

(b)	Natura Shareholders who duly exercise their Dissent Rights and who are:

(i)

ultimately entitled to be paid the fair value for Natura Shares by the Company will be deemed to have transferred their Natura Shares to the Company as provided in Section 2.3(b) and will be paid the fair value of such Natura Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Natura Shares; or

(ii)

ultimately are not entitled, for any reason, to be paid the fair value for such Natura Shares by the Company will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

4.2 Recognition of Dissenting Shareholders

From and after the Effective Time, in no case is the Company, Tilray or Tilray Subco, or any other Person, required to recognize a Dissenting Shareholder as a holder of Natura Shares, and the names of the Dissenting Shareholders are to be deleted from the Company’s register of Natura Shareholders. In addition to any other restrictions under Section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Natura Warrants, holders of Natura Convertible Debentures, holders of CoC Notes and holders of Natura Shares who vote or have instructed a proxyholder to vote such Natura Shares, in favour of the Arrangement Resolution (but only in respect of such Natura Shares).

ARTICLE 5

AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a)

Tilray and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Tilray and the Company, each acting reasonably, (iii) be filed with the Court and, if made following the Natura Meeting, approved by the Court, and (iv) be communicated to the Natura Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Natura Meeting (provided that Tilray shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Natura Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Natura Meeting shall be effective only if (i) it is consented to in writing by Tilray and the Company (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Natura Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Tilray, provided that it concerns a matter that, in the reasonable opinion of Tilray, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Natura Shareholder or former holder of In-the-money Natura Warrants.

5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Exhibit B

Form of Arrangement Resolution

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Natura Naturals Holdings Inc. (“Natura”), all as more particularly described and set forth in the Information Circular (the “Circular”) of Natura dated <*>, 2019 (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Natura and implementing the Arrangement, the full text of which is set out in Appendix “<*>” to the Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) among Natura, Tilray, Inc. and High Park Gardens Inc. (among others) dated January 21, 2019, and all of the transactions contemplated therein, the actions of the directors of Natura in approving the Arrangement and the actions of the officers of Natura in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

Natura be and is hereby authorized to apply for a final order from the Ontario Superior Court (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Natura are hereby authorized and empowered, without further notice to, or approval of, any security holders of Natura:

a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

6.

Any one or more directors or officers of Natura is hereby authorized, for and on behalf and in the name of Natura, to execute and deliver, whether under corporate seal of Natura or otherwise, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Natura and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Natura; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.